UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2019
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC, V6C 2K2, Canada
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2019

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Revenues (note 3)	457,667	405,642	938,880	799,664
Voyage expenses	(98,680)	(94,912)	(201,803)	(180,789)
Vessel operating expenses	(162,621)	(161,787)	(319,613)	(319,222)
Time-charter hire expenses (note 6)	(28,817)	(20,648)	(58,655)	(40,059)
Depreciation and amortization	(73,849)	(67,960)	(145,956)	(135,271)
General and administrative expenses	(20,868)	(24,470)	(43,840)	(49,153)
Write-down and loss on sales of vessels (note 7)	—	(32,830)	(3,328)	(51,492)
Restructuring charges (note 13)	(1,369)	(1,114)	(9,990)	(3,252)
Income from vessel operations	71,463	1,921	155,695	20,426
Interest expense	(70,205)	(59,526)	(143,876)	(114,151)
Interest income	2,233	2,095	4,922	3,772
Realized and unrealized (losses) gains on non-designated derivative instruments (note 15)	(10,964)	10,723	(16,387)	20,149
Equity (loss) income (note 4)	(6,284)	837	(67,937)	27,954
Foreign exchange (loss) gain (notes 9 and 15)	(5,851)	12,529	(8,481)	12,551
Loss on deconsolidation of Teekay Offshore (note 4)	—	—	—	(7,070)
Other (loss) income (note 9)	(11,099)	520	(11,071)	(395)
Loss before income taxes	(30,707)	(30,901)	(87,135)	(36,764)
Income tax expense (note 16)	(3,404)	(8,746)	(8,440)	(12,863)
Net loss	(34,111)	(39,647)	(95,575)	(49,627)
Net (income) loss attributable to non-controlling interests	(5,374)	11,323	(28,167)	748
Net loss attributable to the shareholders of Teekay Corporation	(39,485)	(28,324)	(123,742)	(48,879)
Per common share of Teekay Corporation (note 17)
• Basic and diluted loss attributable to shareholders of Teekay Corporation	(0.39)	(0.28)	(1.23)	(0.49)
Weighted average number of common shares outstanding (note 17)
• Basic and diluted	100,783,496	100,434,512	100,652,685	98,892,574

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Net loss	(34,111)	(39,647)	(95,575)	(49,627)
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments	(30,743)	7,054	(52,252)	9,676
Pension adjustments, net of taxes	(85)	181	(172)	376
Foreign exchange gain on currency translation	—	426	—	49
Amounts reclassified from accumulated other comprehensive (loss) income relating to:
Realized (gain) loss on qualifying cash flow hedging instruments
To interest expense (note 15)	(157)	(2)	(408)	248
To equity income	(197)	(521)	(697)	(598)
Loss on deconsolidation of Teekay Offshore (note 4)	—	—	—	7,720
Other comprehensive (loss) income	(31,182)	7,138	(53,529)	17,471
Comprehensive loss	(65,293)	(32,509)	(149,104)	(32,156)
Comprehensive loss (income) attributable to non-controlling interests	15,789	6,910	8,096	(5,664)
Comprehensive loss attributable to shareholders of Teekay Corporation	(49,504)	(25,599)	(141,008)	(37,820)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at June 30, 2019	As at December 31, 2018
	$	$
ASSETS
Current
Cash and cash equivalents (note 9 and 18)	235,199	424,169
Restricted cash – current (note 18)	50,798	40,493
Accounts receivable, including non-trade of $10,988 (2018 – $7,883) and related party balance of $18,014 (2018 – $57,062)	187,088	174,031
Accrued revenue	48,531	20,249
Prepaid expenses and other (notes 3 and 15)	108,274	69,882
Current portion of loans to equity-accounted investments (note 4)	93,924	169,197
Vessel held for sale (note 7)	12,300	—
Total current assets	736,114	898,021
Restricted cash – non-current (note 18)	36,886	40,977
Vessels and equipment (note 9)
At cost, less accumulated depreciation of $1,348,665 (2018 – $1,270,460)	3,228,349	3,362,937
Vessels related to finance leases, at cost, less accumulated amortization of $214,256 (2018 – $178,178) (note 6)	2,234,194	2,067,254
Operating lease right-of-use assets (notes 2 and 6)	185,716	—
Advances on newbuilding contracts	—	86,942
Total vessels and equipment	5,648,259	5,517,133
Net investment in direct financing leases – non-current (notes 3 and 6)	551,603	562,528
Investment in and loans to equity-accounted investments (notes 4 and 11a)	1,011,530	1,193,741
Goodwill, intangibles and other non-current assets (note 15)	141,626	179,270
Total assets	8,126,018	8,391,670
LIABILITIES AND EQUITY
Current
Accounts payable, accrued liabilities and other (notes 8, 13 and 15)	356,022	254,380
Loans from equity-accounted investments	27,607	75,292
Current portion of derivative liabilities (note 15)	28,481	12,205
Current portion of long-term debt (note 9)	540,440	242,137
Current obligations related to finance leases (note 6)	89,922	102,115
Current portion of operating lease liabilities (notes 2 and 6)	59,554	—
Total current liabilities	1,102,026	686,129
Long-term debt (note 9)	2,302,885	3,077,386
Long-term obligations related to finance leases (note 6)	1,736,810	1,571,730
Long-term operating lease liabilities (notes 2 and 6)	113,922	—
Derivative liabilities (note 15)	56,172	56,352
Other long-term liabilities (note 16)	141,578	133,045
Total liabilities	5,453,393	5,524,642
Commitments and contingencies (notes 6, 9, 11, and 15)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 100,784,431 shares outstanding and issued (2018 – 100,435,210)) (note 10)	1,049,531	1,045,659
Accumulated deficit	(361,162)	(234,395)
Non-controlling interest	2,005,399	2,058,037
Accumulated other comprehensive loss	(21,143)	(2,273)
Total equity	2,672,625	2,867,028
Total liabilities and equity	8,126,018	8,391,670
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2019	2018
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(95,575)	(49,627)
Non-cash and non-operating items:
Depreciation and amortization	145,956	135,271
Unrealized loss (gain) on derivative instruments and loss on sale of warrants (note 15)	14,933	(35,515)
Write-down and loss on sales of vessels (note 7)	3,328	51,492
Equity loss (income), net of dividends received	85,211	(15,207)
Income tax expense	8,440	12,863
Foreign currency exchange loss and other	26,304	9,269
Direct financing lease payments received	6,050	—
Change in operating assets and liabilities	18,427	14,325
Expenditures for dry docking	(34,150)	(12,437)
Net operating cash flow	178,924	110,434
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	376,658	409,793
Prepayments of long-term debt	(759,401)	(295,914)
Scheduled repayments of long-term debt (note 9)	(117,110)	(171,433)
Proceeds from short-term debt	65,000	—
Prepayment of short-term debt	(50,000)	—
Proceeds from financing related to sale-leaseback of vessels	222,400	243,812
Repayments of obligations related to finance leases	(45,928)	(28,819)
Net proceeds from equity issuances of Teekay Corporation (note 10)	—	103,657
Repurchase of Teekay LNG common units	(12,056)	—
Distributions paid from subsidiaries to non-controlling interests	(30,465)	(33,872)
Cash dividends paid	(5,523)	(11,036)
Other financing activities	(580)	(566)
Net financing cash flow	(357,005)	215,622
INVESTING ACTIVITIES
Expenditures for vessels and equipment, net of warranty settlement $44,890 (2018 – $nil) (note 11a)	(89,120)	(315,348)
Proceeds from sale of equity-accounted investments and related assets (note 4)	100,000	54,438
Investment in equity-accounted investments	(15,555)	(27,629)
Loans to joint ventures and joint venture partners	—	(24,971)
Cash of transferred subsidiaries on sale, net of proceeds received (note 4)	—	(25,254)
Other investing activities	—	5,560
Net investing cash flow	(4,675)	(333,204)
Decrease in cash, cash equivalents and restricted cash	(182,756)	(7,148)
Cash, cash equivalents and restricted cash, beginning of the period	505,639	552,174
Cash, cash equivalents and restricted cash, end of the period	322,883	545,026
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive Loss $	Non- controlling Interests $	Total $
Balance as at December 31, 2018	100,435	1,045,659	(234,395)	(2,273)	2,058,037	2,867,028
Net (loss) income	—	—	(84,257)	—	22,793	(61,464)
Other comprehensive loss	—	—	—	(7,247)	(15,100)	(22,347)
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,385)	—	—	(5,385)
Other dividends	—	—	—	—	(13,892)	(13,892)
Employee stock compensation and other (note 10)	264	2,964	—	—	—	2,964
Change in accounting policy (note 2)	—	—	606	(1,604)	(1,993)	(2,991)
Changes to non-controlling interest from equity contributions and other (note 2)	—	—	1,526	—	(9,349)	(7,823)
Balance as at March 31, 2019	100,699	1,048,623	(321,905)	(11,124)	2,040,496	2,756,090
Net (loss) income	—	—	(39,485)	—	5,374	(34,111)
Other comprehensive loss	—	—	—	(10,019)	(21,163)	(31,182)
Other dividends	—	—	—	—	(16,574)	(16,574)
Employee stock compensation and other (note 10)	85	908	—	—	—	908
Changes to non-controlling interest from equity contributions and other (note 2)	—	—	228	—	(2,734)	(2,506)
Balance as at June 30, 2019	100,784	1,049,531	(361,162)	(21,143)	2,005,399	2,672,625

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	Accumulated Deficit $	Accumulated Other Compre- hensive (Loss) Income $	Non- controlling Interests $	Total $
Balance as at December 31, 2017	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656
Net (loss) income	—	—	(20,555)	—	10,575	(9,980)
Other comprehensive income	—	—	—	8,334	1,999	10,333
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,445)	—	—	(5,445)
Other dividends	—	—	—	—	(19,824)	(19,824)
Employee stock compensation and other (note 10)	180	4,430	—	—	—	4,430
Proceeds from equity offerings, net of offering costs (note 10)	11,127	103,696	—	—	—	103,696
Equity component of convertible notes (note 9)	—	16,099	—	—	—	16,099
Changes to non-controlling interest from equity contributions and other	—	—	1,988	99	3,059	5,146
Balance as at March 31, 2018	100,434	1,043,303	(159,904)	2,438	2,098,274	2,984,111
Net loss	—	—	(28,324)	—	(11,323)	(39,647)
Other comprehensive income	—	—	—	2,725	4,413	7,138
Dividends declared:
Common stock ($0.055 per share)	—	—	(5,604)	—	—	(5,604)
Other dividends	—	—	—	—	(14,048)	(14,048)
Employee stock compensation and other (note 10)	1	1,488	—	—	—	1,488
Proceeds from equity offerings, net of offering costs (note 10)	—	(39)	—	—	—	(39)
Changes to non-controlling interest from equity contributions and other	—	—	81	—	133	214
Balance as at June 30, 2018	100,435	1,044,752	(193,751)	5,163	2,077,449	2,933,613
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).

Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the publicly-traded subsidiaries Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Tankers Ltd. (or Teekay Tankers).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted from these unaudited interim consolidated financial statements and, therefore, these financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 1, 2019. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three and six months ended June 30, 2019, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.
2. Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 became effective for the Company on January 1, 2019. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors not to separate lease and non-lease components of a contract if certain criteria are met. In addition, the Company early adopted ASU 2019-01, which provides an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset's cost, instead of fair value. The Company has elected to use this new optional transitional approach. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases, or whether any expired or existing contracts are or contain leases. The Company identified the following differences:

•
The adoption of ASU 2016-02 results in a change in the accounting method for the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year, as well as a small number of office leases. On January 1, 2019, a right-of-use asset of $170.0 million and a lease liability of $170.0 million were recognized, equal to the present value of future minimum lease payments. On June 30, 2019, the right-of-use asset relating to vessels was $173.5 million and the lease liability was $173.5 million. The carrying value of the Company's chartered-in vessels has also been reclassified from other non-current assets ($12.2 million – June 30, 2019 and $13.7 million – January 1, 2019) and from other long-term liabilities ($nil – June 30, 2019 and $0.9 million – January 1, 2019) to the right-of-use asset. In addition, on June 30, 2019 the right-of-use asset relating to office leases was $8.5 million and is presented in other non-current assets. The lease liability relating to office leases, presented in accounts payable, accrued liabilities and other and other long-term liabilities, was $8.7 million, and $0.2 million was reflected as a foreign exchange loss during the six months ended June 30, 2019. Under ASU 2016-02, the Company and the Company's equity-accounted joint ventures recognize a right-of-use asset and a lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas previously no right-of-use asset or lease liability was recognized. This resulted in an increase in the Company's and its equity-accounted joint ventures' assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged from the prior policy, unless the right-of-use asset becomes impaired.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

•
The adoption of ASU 2016-02 results in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. This change decreased investment in and loans to equity-accounted investments by $3.0 million, and total equity by $3.0 million as at June 30, 2019. The cumulative decrease to opening equity as at January 1, 2019 was $3.0 million.

•
The adoption of ASU 2016-02 results in direct financing lease payments received being presented as an operating cash inflow instead of an investing cash inflow in the consolidated statement of cash flows. Direct financing lease payments received during the three and six months ended June 30, 2019 were $3.0 million and $6.1 million, respectively (three and six months ended June 30, 2018 – $2.8 million and $5.2 million, respectively).

•
The adoption of ASU 2016-02 results in sale and leaseback transactions where the seller lessee has a fixed price repurchase option or other situations where the leaseback would be classified as a finance lease being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02 such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions, the Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease, and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Yamal Spirit, the Cascade Spirit and the Aspen Spirit during the first half of 2019 being accounted for as failed sales and unlike the 22 sale-leaseback transactions entered in prior years, the Company is not considered as holding a variable interest in the buyer lessor entity and thus, does not consolidate the buyer lessor entity (see Note 6).

The Company's floating production, storage and offloading (or FPSO) contracts, time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease and certain other required criteria are met, and to account for the combined component as an operating lease in accordance with Accounting Standards Codification (or ASC) 842 Leases.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 became effective for the Company on January 1, 2019. This change decreased accumulated other comprehensive (loss) income by $4.8 million as at January 1, 2019, and correspondingly increased opening equity as at January 1, 2019 by $4.8 million.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for FPSO units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investments as well as providing corporate management services to such entities. For a description of these contracts, see "Item 18 – Financial Statements: Note 2" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Revenue Table
The following tables contain the Company’s revenue for the three and six months ended June 30, 2019 and 2018, by contract type, by segment and by business lines within segments.

	Three Months Ended June 30, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	133,684	2,369	1,456	—	8,078	(2,487)	143,100
Voyage charters	8,858	—	186,805	—	—	—	195,663
Bareboat charters	6,129	—	—	—	—	—	6,129
FPSO contracts	—	—	—	57,828	—	—	57,828
Management fees and other	2,020	—	14,016	—	39,911	(1,000)	54,947
	150,691	2,369	202,277	57,828	47,989	(3,487)	457,667

	Three Months Ended June 30, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	96,857	4,316	17,384	—	7,588	(1,439)	124,706
Voyage charters	6,767	5,719	144,328	—	—	—	156,814
Bareboat charters	5,734	—	—	—	—	—	5,734
FPSO contracts	—	—	—	66,429	—	—	66,429
Management fees and other	2,814	108	9,947	—	38,595	495	51,959
	112,172	10,143	171,659	66,429	46,183	(944)	405,642

	Six Months Ended June 30, 2019
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	264,459	5,131	4,866	—	14,347	(2,487)	286,316
Voyage charters	18,018	—	403,222	—	—	—	421,240
Bareboat charters	12,191	—	—	—	—	—	12,191
FPSO contracts	—	—	—	107,266	—	—	107,266
Management fees and other	3,005	—	26,690	—	84,301	(2,129)	111,867
	297,673	5,131	434,778	107,266	98,648	(4,616)	938,880

	Six Months Ended June 30, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

	$	$	$	$	$	$	$
Time charters	190,316	9,714	39,494	—	20,682	(9,418)	250,788
Voyage charters	10,390	10,470	279,970	—	—	—	300,830
Bareboat charters	11,111	—	—	—	—	—	11,111
FPSO contracts	—	—	—	132,399	—	—	132,399
Management fees and other	5,404	216	20,660	—	77,445	811	104,536
	217,221	20,400	340,124	132,399	98,127	(8,607)	799,664

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table contains the Company's total revenue for the three and six months ended June 30, 2019 and 2018, by contracts or components of contracts accounted for as leases and those not accounted for as leases.

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	354,410	302,010	737,553	596,565
Interest income on lease receivables	12,969	9,954	25,763	19,914
Variable lease payments – cost reimbursements (1)	13,307	10,169	25,314	18,677
Variable lease payments – other (2)	16,320	27,426	27,144	51,708
	397,006	349,559	815,774	686,864
Non-lease revenue
Non-lease revenue – related to sales-type or direct financing leases	5,714	4,124	11,239	8,264
Management fees and other income	54,947	51,959	111,867	104,536
	60,661	56,083	123,106	112,800
Total	457,667	405,642	938,880	799,664

(1)
Reimbursement for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer.

(2)
Compensation from time-charter contracts based on spot market rates in excess of a base daily hire amount, production tariffs, which are based on the volume of oil produced, the price of oil, as well as other monthly or annual operational performance measures.

Operating Leases

As at June 30, 2019, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $387.5 million (remainder of 2019), $647.4 million (2020), $533.2 million (2021), $429.7 million (2022) and $319.7 million (2023).

As at December 31, 2018, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases were approximately $630.8 million (2019), $524.6 million (2020), $457.5 million (2021), $382.0 million (2022) and $291.8 million (2023).

Minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after June 30, 2019 or after December 31, 2018, as applicable, revenue from unexercised option periods of contracts that existed on June 30, 2019 or on December 31, 2018, as applicable, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues accounted for under ASC 842 Leases. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

The net carrying amount of the vessels employed on time-charter contracts, bareboat charter contracts and FPSO contracts that have been accounted for as operating leases at June 30, 2019, was $3.5 billion (December 31, 2018 – $3.4 billion). At June 30, 2019, the cost and accumulated depreciation of such vessels were $4.3 billion (December 31, 2018 – $4.3 billion) and $0.9 billion (December 31, 2018 – $0.8 billion), respectively.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Net Investment in Direct Financing Leases
Teekay LNG's time-charter contracts accounted for as direct financing leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). Teekay LNG has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby Teekay LNG estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby Teekay LNG calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.
Teekay LNG has three liquefied natural gas (or LNG) carriers, excluding vessels in its equity-accounted joint ventures, which are accounted for as direct financing leases. For a description of Teekay LNG's LNG carriers accounted for as direct financing leases, see "Item 18 – Financial Statements: Note 2" to the Company's Annual Report on Form 20-F for the year ended December 31, 2018. The following table lists the components of Teekay LNG's net investments in direct financing leases:

	June 30, 2019	December 31, 2018
	$	$
Total minimum lease payments to be received	865,333	897,130
Estimated unguaranteed residual value of leased properties	291,098	291,098
Initial direct costs and other	312	329
Less unearned revenue	(592,058)	(613,394)
Total	564,685	575,163
Less current portion	(13,082)	(12,635)
Long-term portion	551,603	562,528

As at June 30, 2019, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five years are approximately $32.3 million (2019), $64.2 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.4 million thereafter. The leases are scheduled to end between 2029 and 2039.

As at December 31, 2018, estimated minimum lease payments to be received by Teekay LNG related to its direct financing leases in each of the next five years are approximately $64.2 million (2019), $64.3 million (2020), $64.2 million (2021), $64.2 million (2022), $64.0 million (2023) and an aggregate of $576.2 million thereafter. The leases are scheduled to end between 2029 and 2039.
Contract Liabilities

The Company enters into certain customer contracts that result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at June 30, 2019, December 31, 2018, June 30, 2018 and on transition to ASC 606 on January 1, 2018, there were contract liabilities of $27.2 million, $26.4 million, $23.3 million and $29.5 million, respectively. During the three months ended June 30, 2019 and June 30, 2018, the Company recognized $20.4 million and $20.5 million of revenue, respectively, that was recognized as a contract liability at the beginning of such three-month periods. During the six months ended June 30, 2019 and June 30, 2018, the Company recognized $26.4 million and $28.9 million of revenue, respectively, that was recognized as a contract liability at the beginning of such six-month periods.
4. Related Party Transactions
On May 8, 2019, Teekay sold to Brookfield Business Partners L.P. (or Brookfield) all of the Company’s remaining interests in Teekay Offshore (or the 2019 Brookfield Transaction), which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore (described below), for total cash proceeds of $100 million. Prior to the 2019 Brookfield Transaction, Teekay Offshore was a related party of Teekay.

Subsequent to the deconsolidation of Teekay Offshore in September 2017 and prior to the 2019 Brookfield Transaction, the Company accounted for its investment in Teekay Offshore's general partner and common units under the equity method of accounting. Based on the 2019 Brookfield Transaction, the Company remeasured its investment in Teekay Offshore to fair value at March 31, 2019 based on the Teekay Offshore publicly-traded unit price at that date, resulting in a write-down of $64.9 million reflected in equity loss on the Company's consolidated statements of loss for the six months ended June 30, 2019. The Company recognized a loss on sale of $8.9 million on completion of the 2019 Brookfield Transaction in May 2019.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at June 30, 2019, Teekay Offshore is no longer a party related to Teekay. Advances from Teekay to Teekay Offshore as at December 31, 2018 were $83.1 million and advances from Teekay Offshore to Teekay as at December 31, 2018 were $59.3 million. Such amounts were included in current portion of loans to equity-accounted investments and loans from equity-accounted investments, respectively, on the Company's consolidated balance sheet as at December 31, 2018. Advances from Teekay to Teekay Offshore and advances from Teekay Offshore to Teekay were included in accounts receivable and accounts payable, respectively, on the Company's consolidated balance sheet as at June 30, 2019.

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million was provided by Teekay and up to $100.0 million was provided by Brookfield. Teekay’s $25.0 million loan to Teekay Offshore was among the assets sold by Teekay to Brookfield in the 2019 Brookfield Transaction.

On September 25, 2017, Teekay, Teekay Offshore and Brookfield completed a strategic partnership (or the 2017 Brookfield Transaction), which resulted in the deconsolidation of Teekay Offshore as of that date. Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Teekay Offshore’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the 2017 Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value. The Company recognized a loss of $7.1 million for the six months ended June 30, 2018 related to the sale of the Transferred Subsidiaries and the resultant release of accumulated pension losses from accumulated other comprehensive income, which is recorded in loss on deconsolidation of Teekay Offshore on the Company's consolidated statements of loss. Specifically, the Transferred Subsidiaries provided ship management, commercial, technical, strategic, business development and administrative services to Teekay Offshore, primarily related to Teekay Offshore's FPSO units, shuttle tankers and floating storage and offtake (or FSO) units.

Subsequent to their transfer to Teekay Offshore, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Teekay Offshore.

Revenues recognized by the Company for services provided to Teekay Offshore for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 were $2.3 million and $7.6 million, respectively (three and six months ended June 30, 2018 – $4.5 million and $11.1 million, respectively), which were recorded in revenues on the Company's consolidated statements of loss. Fees paid by the Company to Teekay Offshore for services provided by Teekay Offshore to the Company for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 were $3.3 million and $9.6 million, respectively (three and six months ended June 30, 2018 – $6.8 million and $13.3 million, respectively), which were recorded in vessel operating expenses and general and administrative expenses on the Company's consolidated statements of loss.

As at June 30, 2019, two shuttle tankers and three FSO units of Teekay Offshore were employed on long-term time-charter-out or bareboat contracts to subsidiaries of Teekay. Time-charter hire expenses paid by the Company to Teekay Offshore for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 were $6.1 million and $20.8 million, respectively (three and six months ended June 30, 2018 – $14.0 million and $28.0 million, respectively).

In September 2018, Teekay LNG entered into an agreement with its 52%-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture) to charter in one of Teekay LNG-Marubeni Joint Venture's LNG carriers, the Magellan Spirit, for a period of two years at a fixed-rate. Time-charter hire expense for the three and six months ended June 30, 2019 were $3.1 million and $8.7 million, respectively.

The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and six months ended June 30, 2019, the Company earned $16.8 million and $32.6 million, respectively (three and six months ended June 30, 2018 – $13.1 million and $25.7 million, respectively), of fees pursuant to these management agreements and reimbursement of costs.
5. Segment Reporting
The Company’s segments are described in "Item 18 – Financial Statements: Note 3" to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Teekay Offshore, as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Controlled Daughter Entities, Teekay Parent and, prior to the completion of the 2019 Brookfield Transaction, its equity-accounted investment in Teekay Offshore, (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company (which excludes Teekay Offshore) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers, and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Controlled Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following table includes the Company’s revenues by segment for the three and six months ended June 30, 2019 and 2018:

	Revenues
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers(1)	150,691	112,172	297,673	217,221
Conventional Tankers	2,369	10,143	5,131	20,400
	153,060	122,315	302,804	237,621

Teekay Tankers
Conventional Tankers(1)	202,277	171,659	434,778	340,124

Teekay Parent
Offshore Production	57,828	66,429	107,266	132,399
Other	47,989	46,183	98,648	98,127
	105,817	112,612	205,914	230,526

Eliminations and other	(3,487)	(944)	(4,616)	(8,607)
	457,667	405,642	938,880	799,664

(1)
The amounts in the table below represent revenue earned by each segment from other segments within the group. During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. Also during 2019, the Magellan Spirit was chartered by Teekay LNG to Teekay Parent. During 2018, certain vessels were chartered by Teekay LNG to Teekay Parent. Such intersegment revenue for the three and six months ended June 30, 2019 and 2018 is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Teekay LNG - Liquefied Gas Carriers	2,487	1,439	2,487	9,418
Teekay Tankers - Conventional Tankers	1,000	—	2,129	—
	3,487	1,439	4,616	9,418

The following table includes the Company’s income (loss) from vessel operations by segment for the three and six months ended June 30, 2019 and 2018:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Teekay LNG
Liquefied Gas Carriers	74,244	9,445	144,687	53,990
Conventional Tankers	433	1,060	(649)	(18,343)
	74,677	10,505	144,038	35,647

Teekay Tankers
Conventional Tankers	5,051	(13,415)	37,148	(21,836)

Teekay Parent
Offshore Production	(5,987)	5,541	(18,544)	12,423
Other	(2,278)	(710)	(6,947)	(5,808)
	(8,265)	4,831	(25,491)	6,615

	71,463	1,921	155,695	20,426

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Prior to its sale in May 2019, the Company accounted for its investment in Teekay Offshore's general partner and common units using the equity method and recognized equity losses in respect of Teekay Offshore for the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019 of $nil and $3.1 million, respectively (three and six months ended June 30, 2018 – equity losses of $9.3 million and $8.7 million, respectively). The Company wrote-down the investment in Teekay Offshore by $64.9 million in the six months ended June 30, 2019 and recognized a loss on sale of $8.9 million in the three and six months ended June 30, 2019.
A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	June 30, 2019	December 31, 2018
	$	$
Teekay LNG – Liquefied Gas Carriers	5,207,739	5,188,088
Teekay LNG – Conventional Tankers	13,748	39,450
Teekay Tankers – Conventional Tankers	2,118,499	2,106,169
Teekay Parent – Offshore Production	361,785	311,550
Teekay Parent – Conventional Tankers	—	13,056
Teekay Parent – Other	91,683	25,224
Teekay Offshore	—	233,225
Cash and cash equivalents	235,199	424,169
Other assets not allocated	130,348	70,153
Eliminations	(32,983)	(19,414)
Consolidated total assets	8,126,018	8,391,670
6. Leases
Obligations Related to Finance Leases

	June 30, 2019	December 31, 2018
	$	$
Teekay LNG
LNG Carriers	1,399,796	1,274,569
Suezmax Tanker	—	23,987
Teekay Tankers
Suezmax Tankers	222,859	165,145
Aframax Tankers	178,518	184,021
LR2 Product Tanker	25,559	26,123
Total obligations related to finance leases	1,826,732	1,673,845
Less current portion	(89,922)	(102,115)
Long-term obligations related to finance leases	1,736,810	1,571,730

Teekay LNG

As at June 30, 2019, Teekay LNG was a party to finance leases on nine LNG carriers (December 31, 2018 – eight LNG carriers). Upon delivery of these nine LNG carriers between February 2016 and January 2019, Teekay LNG sold these vessels to third parties (or Lessors) and leased them back under 10- to 15-year bareboat charter contracts ending in 2026 through to 2034. At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

Teekay LNG consolidates eight of the nine Lessors for financial reporting purposes as variable interest entities. Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under GAAP, the Lessor's primary beneficiary.

The liabilities of the eight Lessors are loans and are non-recourse to Teekay LNG. The amounts funded to the eight Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-leaseback transactions. As a result, the amounts due by Teekay LNG's subsidiaries to the eight Lessors have been included in obligations related to finance leases as representing the Lessors' loans.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

During January 2019, Teekay LNG sold the Yamal Spirit and leased it back for a period of 15 years, with an option granted to Teekay LNG to extend the lease term by an additional five years. Teekay LNG is required to purchase the vessel at the end of the lease term. Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale-leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, Teekay LNG has not derecognized the vessel and continues to depreciate the asset as if Teekay LNG was the legal owner. Proceeds received from the sale are set up as a financial liability and bareboat charter hire payments made by Teekay LNG to the Lessor are allocated between interest expense and principal repayments on the financial liability.

The obligations of Teekay LNG under the bareboat charter contracts for the nine LNG carriers are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at June 30, 2019, Teekay LNG was in compliance with all covenants in respect of the obligations related to its finance leases.

As at June 30, 2019 and December 31, 2018, the remaining commitments related to the financial liabilities of these nine LNG carriers (December 31, 2018 – eight LNG carriers) including the amounts to be paid for the related purchase obligations, approximated $1.9 billion (December 31, 2018 – $1.7 billion), including imputed interest of $495.6 million (December 31, 2018 – $435.3 million), repayable for the remainder of 2019 through 2034, as indicated below:

	Commitments
	At June 30, 2019	At December 31, 2018
Year	$	$
Remainder of 2019	67,962	119,517
2020	134,915	118,685
2021	133,542	117,772
2022	132,312	116,978
2023	131,237	116,338
Thereafter	1,295,440	1,120,670

As at December 31, 2018, Teekay LNG was a party, as lessee, to a finance lease on one Suezmax tanker, the Toledo Spirit. As at December 31, 2018, the remaining commitments related to the finance lease for the Suezmax tanker, including the related purchase obligation, approximated $24.2 million, including imputed interest of $0.2 million, repayable in 2019. In January 2019, the charterer, who is also the owner, sold the Toledo Spirit to a third party which resulted in Teekay LNG returning the vessel to its owner and the obligation related to finance lease concurrently being extinguished.

Teekay Tankers

In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction with a financial institution relating to two of Teekay Tankers' Suezmax tankers, the Aspen Spirit and Cascade Spirit.
In November 2018, Teekay Tankers completed an $84.7 million sale-leaseback financing transaction with a financial institution relating to four of Teekay Tankers' vessels, consisting of two Aframax tankers, one Suezmax tanker and one Long Range 2 (or LR2) product tanker, the Explorer Spirit, Navigator Spirit, Pinnacle Spirit and Trysil Spirit.

In September 2018, Teekay Tankers completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of its Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit.

In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of its Suezmax tankers, the Athens Spirit, the Beijing Spirit, the Moscow Spirit and the Sydney Spirit.

Under these arrangements, Teekay Tankers transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors), and leased the vessels back from the Lessors on bareboat charters ranging from nine- to 12-year terms. Teekay Tankers is obligated to purchase six of the Aframax vessels and two of the Suezmax vessels upon maturity of their respective bareboat charters. Teekay Tankers also has the option to purchase each of the 16 tankers at various times starting between July 2020 and November 2021 until the end of their respective lease terms.

Teekay Tankers consolidates 14 of the 16 Lessors for financial reporting purposes as VIEs. Teekay Tankers understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay Tankers operates the vessels during the lease terms, and as a result, is considered to be the Lessor's primary beneficiary.

The liabilities of the 14 Lessors are loans that are non-recourse to Teekay Tankers. The amounts funded to the 14 Lessors in order to purchase the vessels materially match the funding to be paid by Teekay Tankers' subsidiaries under these leaseback transactions. As a result, the amounts due by Teekay Tankers' subsidiaries to the 14 Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, Teekay Tankers has not derecognized the Aspen Spirit and Cascade Spirit and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sale are set up as an obligation related to finance lease and bareboat charter hire payments made by Teekay Tankers to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to each of these vessels require that Teekay Tankers maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash – non-current on the Company's consolidated balance sheets).

Four of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at June 30, 2019, this ratio was approximately 112% (December 31, 2018 – 101%).

Six of the bareboat charters require Teekay Tankers to maintain, for each vessel, a hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at June 30, 2019, this ratio was approximately 102% (December 31, 2018 – 91%).

Four of the bareboat charters also require Teekay Tankers to maintain, for each vessel, a hull overage ratio of 100% of the total outstanding principal balance. As at June 30, 2019, this ratio was approximately 133% (December 31, 2018 – 122%).

The remaining two bareboat charters also require Teekay Tankers to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at June 30, 2019, this ratio was approximately 97%.

Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at June 30, 2019, Teekay Tankers was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted average interest rate on Teekay Tankers’ obligations related to finance leases as at June 30, 2019 was 7.7% (December 31, 2018 – 7.5%).

As at June 30, 2019 and December 31, 2018, the total remaining commitments related to the financial liabilities of Teekay Tankers' Suezmax, Aframax and LR2 product tankers, including the amounts to be paid for the related purchase obligations, approximated $632.0 million (December 31, 2018 – $557.1 million), including imputed interest of $203.2 million (December 31, 2018 – $181.8 million), repayable from 2019 through 2030, as indicated below:

	Commitments
	At June 30, 2019	At December 31, 2018
Year	$	$
Remainder of 2019	30,336	47,962
2020	56,364	47,373
2021	56,202	47,237
2022	56,193	47,230
2023	56,184	47,222
Thereafter	376,750	320,064
Operating Lease Liabilities

The Company charters-in vessels from other vessel owners on time-charter-in and bareboat charter contracts, whereby the vessel owner provides use of the vessel to the Company, and, in the case of time-charter-in contracts, also operates the vessel for the Company. A time-charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate for time-charters during periods the vessel is not able to operate.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company has determined that all of its time-charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. The discount rate of the lease is determined using the Company’s incremental borrowing rate, which is based on the fixed interest rate the Company could obtain when entering into a secured loan facility of similar terms for an amount equal to the total minimum lease payments. The bareboat charter contracts contain only a lease component.

With respect to time-charter-in and bareboat charter contracts with an original term of more than one year, for the three and six months ended June 30, 2019, the Company incurred $23.7 million and $48.8 million, respectively, of time-charter and bareboat hire expense related to these time-charter and bareboat charter contracts, of which $16.4 million and $33.7 million, respectively, were allocable to the lease component, and $7.3 million and $15.1 million, respectively, were allocable to the non-lease component. The amounts allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the three and six months ended June 30, 2019. Two of Teekay Tankers' time-charter-in contracts each have an option to extend the charter for an additional one-year term. Since it is not reasonably certain that Teekay Tankers will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at June 30, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time-charter-in and bareboat charter contracts were 3.0 years and 6.2%, respectively.

The Company has elected to recognize the lease payments of short-term leases in its consolidated statements of loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. The Company considers as short-term leases those with an original term of one year or less, excluding leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset where the lessee is deemed reasonably certain to exercise the applicable option. For the three and six months ended June 30, 2019, the Company incurred $4.9 million and $9.2 million, respectively, of time-charter hire expense related to time-charter-in contracts classified as short-term leases.

During the six months ended June 30, 2019, Teekay Tankers chartered in two LR2 vessels each for a period of 24 months, which resulted in the Company recognizing right-of-use assets of $14.7 million on the lease commencement dates.

A maturity analysis of the Company’s operating lease liabilities from time-charter-in and bareboat charter contracts (excluding short-term leases) at June 30, 2019 is as follows:

	Lease Commitment	Non-Lease Commitment	Total Commitment
Year	$	$	$
Payments
Remainder of 2019	36,398	17,112	53,510
2020	65,362	33,659	99,021
2021	51,672	24,913	76,585
2022	22,978	8,189	31,167
2023	9,227	—	9,227
Thereafter	5,712	—	5,712
Total payments	191,349	83,873	275,222
Less: imputed interest	(17,873)
Carrying value of operating lease liabilities	173,476
Less current portion	(59,554)
Carrying value of long-term operating lease liabilities	113,922

As at June 30, 2019, minimum commitments to be incurred by the Company under short-term time-charter-in contracts were approximately $6.0 million (remainder of 2019) and $0.6 million (2020).
As at December 31, 2018, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $116.3 million (2019), $90.4 million (2020), $53.4 million (2021), $9.1 million (2022), $9.1 million (2023) and $5.6 million thereafter.
7. Write-down and Loss on Sales of Vessels
The Company's write-downs and vessel sales generally relate to vessels approaching the end of their useful lives as well as other vessels it strategically sells to reduce exposure to a certain vessel class.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The following tables contain the write-downs and loss on sales of vessels for the three and six months ended June 30, 2019 and 2018:

			Three Months Ended June 30,
Segment	Asset Type	Completion of Sale Date	2019 $	2018 $
Teekay LNG Segment – Liquefied Gas Carriers (1)	4 Multi-gas Carriers	N/A	—	(33,000)
Other			—	170
Total			—	(32,830)

			Six Months Ended June 30,
Segment	Asset Type	Completion of Sale Date	2019 $	2018 $
Teekay Parent Segment - Offshore Production (2)	FPSO	N/A	(3,328)	—
Teekay LNG Segment - Conventional Tankers (3)	Handymax	N/A	—	(13,000)
Teekay LNG Segment - Liquefied Gas Carriers (1)	4 Multi-gas Carriers	N/A	—	(33,000)
Teekay LNG Segment - Conventional Tankers (4)	2 Suezmaxes	Oct/Dec-2018	—	(5,662)
Other			—	170
Total			(3,328)	(51,492)

(1)
In June 2018, the carrying value for four of Teekay LNG's seven wholly-owned Multi-gas carriers, the Napa Spirit, Pan Spirit, Cathinka Spirit and Camilla Spirit, were written down to their estimated fair value, using appraised values, as a result of Teekay LNG's evaluation of alternative strategies for these assets, the current charter rate environment and the outlook for charter rates for these vessels.

(2)	In March 2019, the Company took an impairment charge in respect of certain of its FPSO-related assets.

(3)
In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Company's expectations of the vessel's future opportunities once its current charter contract ends in 2019. Teekay LNG commenced marketing the vessel for sale in 2019 and it is presented as held for sale in the consolidated balance sheets as at June 30, 2019.

(4)
In June and August 2017, the charterer for the European Spirit and African Spirit Suezmax tankers gave formal notices to Teekay LNG that it would not exercise its one-year extension option under the charter contracts and redelivered the tankers in August 2017 and November 2017, respectively. Upon receiving these notifications, Teekay LNG commenced marketing the vessels for sale. Based on second-hand market comparable values at the time, Teekay LNG wrote down the vessels to their estimated resale values and they were presented as held for sale on the consolidated balance sheets as at December 31, 2017. During the six months ended June 30, 2018, Teekay LNG recorded a further write-down of the vessels to their estimated resale value. In the fourth quarter of 2018, Teekay LNG sold the European Spirit and African Spirit for net proceeds of $15.7 million and $12.8 million, respectively, using the net proceeds from the sales primarily to repay its existing term loans associated with the vessels.

8. Accounts Payable, Accrued Liabilities and Other

	June 30, 2019	December 31, 2018
	$	$
Accounts payable	117,408	31,201
Accrued liabilities
Voyage and vessel expenses	113,748	98,135
Interest	31,582	47,731
Payroll and related liabilities	31,623	34,849
Distributions payable	6,486	6,426
Short-term debt	15,000	—
Deferred revenues – current	31,012	30,108
In-process revenue contracts – current	5,933	5,930
Office lease liability – current (note 2)	3,230	—
	356,022	254,380

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

9. Long-Term Debt

	June 30, 2019	December 31, 2018
	$	$
Revolving Credit Facilities	500,930	642,997
Senior Notes (8.5%) due January 15, 2020	36,712	508,577
Senior Notes (9.25%) due November 15, 2022	250,000	—
Convertible Senior Notes (5%) due January 15, 2023	125,000	125,000
Norwegian Krone-denominated Bonds due through August 2023	357,454	352,973
U.S. Dollar-denominated Term Loans due through 2030	1,437,688	1,536,499
Euro-denominated Term Loans due through 2024	180,115	193,781
Other U.S. Dollar-denominated loan	3,300	3,300
Total principal	2,891,199	3,363,127
Less unamortized discount and debt issuance costs	(47,874)	(43,604)
Total debt	2,843,325	3,319,523
Less current portion	(540,440)	(242,137)
Long-term portion	2,302,885	3,077,386

As of June 30, 2019, the Company had five revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $886.8 million, of which $385.8 million was undrawn. Interest payments are based on LIBOR plus margins; the margins ranged between 1.40% and 3.95% at June 30, 2019 and at December 31, 2018. The aggregate amount available under the Revolvers is scheduled to decrease by $17.4 million (remainder of 2019), $372.4 million (2020), $329.2 million (2021) and $167.8 million (2022). The Revolvers are collateralized by first-priority mortgages granted on 36 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all but one of the Revolvers' outstanding amounts. Included in other related security are 25.2 million common units in Teekay LNG and 40.3 million Class A common shares in Teekay Tankers to secure a $150 million credit facility.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Additional Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Additional Notes were an additional issuance of the Company's Original Notes (collectively referred to as the 2020 Notes). The Additional Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 2020 Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year. During 2018, the Company repurchased $84.1 million in aggregate principal amount of the 2020 Notes. During the first quarter of 2019, the Company repurchased an additional $10.9 million in aggregate principal amount of the 2020 Notes.

In May 2019, the Company completed a cash tender offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes and issued $250.0 million in aggregate principal amount of 9.25% senior secured notes at par due November 2022 (or the 2022 Notes). The Company recognized a loss of $10.7 million on the purchase of the 2020 Notes in the second quarter of 2019 which is included in other (loss) income in the consolidated statements of loss. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of Teekay's FPSO units, a pledge of the equity interests of Teekay's subsidiary that owns all of Teekay's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

The 2020 Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 2020 Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 2020 Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 2020 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2020 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

The Company may redeem the 2022 Notes in whole or in part at any time prior to November 15, 2020 at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed, plus the greater of (i) 1.0% of the principal amount of such 2022 Notes and (ii) the excess, if any, of the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points over the principal amount of such 2022 Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company may redeem the 2022 Notes in whole or in part at a redemption price equal to a percentage of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date, as follows: 104.625% at any time on or after November 15, 2020, but prior to November 15, 2021; 102.313% at any time on or after November 15, 2021, but prior to August 15, 2022; and 100% at any time on or after August 15, 2022.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million in aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly dividend of $0.055 per share of common stock. On issuance of the Convertible Notes, $104.6 million of the net proceeds was reflected in long-term debt, including unamortized discount, and is being accreted to $125.0 million over its five-year term through interest expense. The remaining amount of the net proceeds of $16.1 million was allocated to the conversion feature and reflected in additional paid-in capital.

Teekay LNG has a total of Norwegian Krone (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market at June 30, 2019 that mature through August 2023. As of June 30, 2019, the total carrying amount of the senior unsecured bonds was $357.5 million (December 31, 2018 – $353.0 million). The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.89%, and the transfer of the principal amount fixed at $382.5 million upon maturity in exchange for NOK 3.1 billion (see Note 15).

As of June 30, 2019, the Company had 10 U.S. Dollar-denominated term loans outstanding, which totaled $1.4 billion in aggregate principal amount (December 31, 2018 – $1.5 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which two of the term loans have additional tranches with a weighted average fixed rate of 4.49%. At June 30, 2019, the margins ranged between 0.30% and 3.25% and at December 31, 2018, the margins ranged between 0.30% and 3.50%. Term loans require payments in quarterly or semi-annual installments commencing three or six months after delivery of each newbuilding vessel financed thereby, and eight of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 24 (December 31, 2018 – 24) of the Company’s vessels, together with certain other security.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at June 30, 2019, totaled 158.4 million Euros ($180.1 million) (December 31, 2018 – 169.0 million Euros ($193.8 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2019 and December 31, 2018, the margins ranged between 0.60% and 1.95%. The Euro-denominated term loans reduce in monthly and semi-annual payments with varying maturities through 2024, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange loss of $5.9 million (2018 – gain of $12.5 million) and a loss of $8.5 million (2018 – gain of $12.6 million) during the three and six months ended June 30, 2019 and 2018, respectively.

The weighted-average interest rate on the Company’s aggregate long-term debt as at June 30, 2019 was 4.9% (December 31, 2018 – 5.1%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at June 30, 2019, the aggregate outstanding balance on such credit facilities was $155.8 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to June 30, 2019 are $120.1 million (remainder of 2019), $703.8 million (2020), $826.8 million (2021), $373.1 million (2022), $339.0 million (2023) and $528.4 million (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2019, these ratios ranged from 135% to 511% compared to their minimum required ratios of 115% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Two of Teekay Tankers’ term loans, which are scheduled to mature between January 2021 and August 2021 are guaranteed by Teekay. One of the term loans contains covenants that require Teekay Parent to maintain the greater of (a) free cash (cash and cash equivalents) and undrawn committed revolving credit lines with at least six months to maturity of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt Teekay LNG and its subsidiaries and Teekay Tankers and its subsidiaries which is non-recourse to Teekay). The other term loan requires Teekay Parent and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of Teekay LNG). In addition, certain loan agreements require Teekay Tankers to maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of Teekay Tankers' total consolidated debt. Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage.

As at June 30, 2019, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
10. Capital Stock
The authorized capital stock of Teekay at June 30, 2019 and December 31, 2018 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at June 30, 2019, Teekay had no shares of preferred stock issued.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of June 30, 2019.

During the six months ended June 30, 2018, Teekay completed a public offering of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million and issued 1.1 million shares of common stock as part of a COP initiated in 2016 generating net proceeds of $10.7 million.

During the six months ended June 30, 2019 and 2018, the Company granted 2,646,903 and 1,048,916 stock options with exercise prices of $3.98 and $8.67 per share, respectively, 796,733 and 625,878 restricted stock units with fair values of $3.3 million and $5.4 million, respectively, and 144,441 and 79,869 shares of restricted stock awards with fair values of $0.5 million and $0.7 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and restricted stock award is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Upon vesting, the value of the restricted stock units and restricted stock awards are paid to each grantee in the form of shares.

The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2019 was $1.47 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 65.2%; expected life of 5.5 years; dividend yield of 5.9%; risk-free interest rate of 2.5%; and estimated forfeiture rate of 6.0%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries

During the six months ended June 30, 2019 and 2018, 35,419 and 17,498 common units of Teekay LNG, respectively, and 159,375 and 168,029 shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $0.7 million and $0.5 million, respectively, were granted and issued to the non-management directors of the general partner of Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2019 and 2018.

Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay LNG and Teekay Tankers. During the six months ended June 30, 2019 and 2018, Teekay LNG and Teekay Tankers granted restricted unit/stock-based compensation awards with respect to 80,100 and 62,283 common units of Teekay LNG and 633,134 and 762,640 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $1.8 million and $2.1 million, respectively, based on Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each restricted stock unit is equal in value to one of Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During the six months ended June 30, 2019, Teekay Tankers granted 1,380,173 and 470,765 stock options with an exercise price of $1.00 per share to officers and non-management directors of Teekay Tankers, respectively. During March 2018, Teekay Tankers granted 736,327 and 504,097 stock options with an exercise price of $1.22 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option has a ten-year term and vests equally over three years from the grant date.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

11. Commitments and Contingencies

a)	Vessels Under Construction

Teekay LNG's share of commitments to fund newbuilding and other construction contract costs as at June 30, 2019 are as follows:

	Total $	Remainder of 2019 $	2020 $	2021 $	2022 $
Consolidated LNG carriers (i)	60,586	9,984	9,733	27,191	13,678
Equity-accounted joint ventures (ii)	349,681	349,681	—	—	—
	410,267	359,665	9,733	27,191	13,678

(i)
In May 2019, Teekay LNG received approximately $45 million from a shipyard related to warranty claims on certain of Teekay LNG's LNG carriers and recognized the amounts as reductions to the carrying values of the applicable LNG carriers. In connection with the warranty settlement, Teekay LNG entered into an agreement in June 2019 with a contractor to supply equipment on certain of its LNG carriers in 2021 and 2022 for an estimated cost of approximately $61 million.

(ii)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity-accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of June 30, 2019. These commitments are described in more detail in "Item 18 – Financial Statements: Note 16" of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Based on Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity-accounted joint ventures have secured $301.0 million of undrawn financing related to Teekay LNG's proportionate share of the remaining commitments included in the table above.

b)	Liquidity

Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $95.6 million and consolidated cash flows from operating activities of $178.9 million during the six months ended June 30, 2019, and had a working capital deficit of $365.9 million as at June 30, 2019. This working capital deficit included approximately $540.4 million related to scheduled maturities and repayments of debt in the next 12 months, of which some loan maturities relate to assets which are subject to purchase obligations of the charterer, and was classified as current liabilities as at June 30, 2019.

The Company's liquidity assessment was positively impacted in the second quarter of 2019 as a result of a number of completed transactions described below. In April 2019, Teekay Parent commenced a cash tender offer (or the Offer) to purchase any and all of its outstanding 2020 Notes. Teekay Parent completed the Offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes in May 2019. The purchase was funded by the net proceeds from Teekay Parent's concurrent bond offering of the 2022 Notes and the proceeds from the sale of Teekay Offshore as noted below, as well as its existing cash. The Company recognized a loss of $10.7 million on the purchase of the 2020 Notes in the second quarter of 2019.

In May 2019, Teekay Parent sold to Brookfield all of its remaining interests in Teekay Offshore, which included the Company’s 49% general partner interest, common units, warrants, and an outstanding $25 million loan from the Company to Teekay Offshore, for total proceeds of $100 million in cash. The transaction was completed in May 2019. The Company recognized a loss on sale of $8.9 million upon completion of the transaction in the second quarter of 2019.

In May 2019, Teekay Parent completed a private offering of $250.0 million in aggregate principal amount of the 2022 Notes. The 2022 Notes are guaranteed on a senior secured basis by certain of Teekay's subsidiaries and are secured by first-priority liens on two of Teekay Parent's FPSO units, a pledge of the equity interests of Teekay Parent's subsidiary that owns all of Teekay Parent's common units of Teekay LNG Partners L.P. and all of Teekay’s Class A common shares of Teekay Tankers Ltd. and a pledge of the equity interests in Teekay's subsidiaries that own Teekay Parent's three FPSO units.

In connection with the Offer and issuance of the 2022 Notes, the Board of Directors approved the elimination of the quarterly dividend on Teekay Parent’s common stock commencing with the quarter ended March 31, 2019.

In April 2019, Teekay Parent filed a COP under which Teekay Parent may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of June 30, 2019.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, and the liquidity the Company expects to generate from operations over the following year assuming no significant decline in spot tanker rates, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

c)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
12. Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 11" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		June 30, 2019		December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash, cash equivalents and restricted cash (note 18)	Level 1	322,883	322,883	505,639	505,639
Derivative instruments (note 15)
Interest rate swap agreements – assets (1)	Level 2	1,896	1,896	9,640	9,640
Interest rate swap agreements – liabilities (1)	Level 2	(56,663)	(56,663)	(43,175)	(43,175)
Cross currency interest swap agreements – liabilities(1)	Level 2	(31,006)	(31,006)	(29,122)	(29,122)
Foreign currency contracts	Level 2	(101)	(101)	—	—
Stock purchase warrants	Level 3	—	—	12,026	12,026
Freight forward agreements	Level 2	61	61	(57)	(57)
Other
Loans to equity-accounted investments	(2)	93,924	(2)	169,197	(2)
Loans to equity-accounted investments – Long-term	(2)	62,196	(2)	62,207	(2)
Short-term debt	Level 2	(15,000)	(15,000)	—	—
Long-term debt – public (note 9)	Level 1	(627,981)	(658,046)	(856,986)	(851,470)
Long-term debt – non-public (note 9)	Level 2	(2,215,344)	(2,168,252)	(2,462,537)	(2,395,300)
Obligations related to finance leases, including current portion (note 6)	Level 2	(1,826,732)	(1,872,238)	(1,673,845)	(1,652,345)

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at June 30, 2019 includes $2.6 million (December 31, 2018 - $3.2 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and investments in equity-accounted investments form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Stock purchase warrants - Prior to the 2019 Brookfield Transaction on May 8, 2019, Teekay held 15.5 million common unit warrants issued by Teekay Offshore to Teekay in connection with the 2017 Brookfield Transaction (or Brookfield Transaction Warrants) and 1,755,000 warrants to purchase common units of Teekay Offshore issued to Teekay in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants) (see "Item 18 – Financial Statements: Note 4" of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018). In May 2019, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants (see Note 4).

Changes in fair value during the three and six months ended June 30, 2019 and 2018 for the Company’s Brookfield Transaction Warrants and the Series D Warrants, which were measured at fair value using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Fair value at the beginning of the period	14,342	29,065	12,026	30,749
Unrealized gain included in earnings	24,584	6,206	26,900	4,522
Realized (loss) gain included in earnings	(25,559)	—	(25,559)	—
Settlements	(13,367)	—	(13,367)	—
Fair value at the end of the period	—	35,271	—	35,271

b)	Financing Receivables

The following table contains a summary of the Company’s carrying value of financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	June 30, 2019	December 31, 2018
			$	$
Direct financing leases	Payment activity	Performing	564,685	575,163
Other loan receivables
Loans to equity-accounted investments and joint venture partners	Other internal metrics	Performing	156,120	231,404
Long-term receivable and accrued revenue included in accounts receivable and other assets	Payment activity	Performing	6,857	15,694
			727,662	822,261

13. Restructuring Charges
During the three and six months ended June 30, 2019, the Company recorded restructuring charges of $1.4 million and $10.0 million, respectively. The restructuring charges primarily related to severance costs resulting from the termination of certain management contracts in Teekay Parent of which the costs were fully recovered from the customer and the recovery is presented in revenue, as well as from the termination of the charter contract for the Toledo Spirit Suezmax tanker in Teekay LNG upon sale of the vessel.

During the three and six months ended June 30, 2018, the Company recorded restructuring charges of $1.1 million and $3.3 million, respectively. The restructuring charges primarily related to severance costs resulting from reorganization and realignment of resources of certain of the Company's business development, marine solutions and fleet operations functions to better respond to the changing business environment.

At June 30, 2019 and December 31, 2018, $1.3 million and $0.8 million, respectively, of restructuring liabilities were recorded in accounts payable, accrued liabilities and other on the consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

14. Accumulated Other Comprehensive Loss
As at June 30, 2019 and December 31, 2018, the Company’s accumulated other comprehensive loss (or AOCI) consisted of the following components:

	June 30,	December 31,
	2019	2018
	$	$
Unrealized (loss) gain on qualifying cash flow hedging instruments	(17,801)	903
Pension adjustments, net of tax recoveries	(3,342)	(3,176)
	(21,143)	(2,273)

15. Derivative Instruments and Hedging Activities
The Company uses derivative instruments to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at June 30, 2019, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount Of Asset (Liability) $
				Expected Maturity
				2019	2020
				$	$
Euro	9,240	0.86	(101)	3,952	6,750

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2020, 2021 and 2023. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2020, 2021 and 2023. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2020, 2021 and 2023. As at June 30, 2019, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
1,000,000	134,000	NIBOR	3.70%	5.92%	(17,133)	0.9
1,200,000	146,500	NIBOR	6.00%	7.72%	(5,785)	2.3
850,000	102,000	NIBOR	4.60%	7.89%	(8,088)	4.2
					(31,006)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at June 30, 2019, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,011,178	(44,855)	3.6	3.0
EURIBOR-Based Debt:
Euro-denominated interest rate swaps	EURIBOR	81,059	(9,912)	4.2	3.8
			(54,767)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of June 30, 2019, ranged from 0.3% to 3.95%.

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. Two interest rate swaps are subject to mandatory early termination in 2020 and 2021, at which time the swaps will be settled based on their fair value.

Stock Purchase Warrants

Prior to the 2019 Brookfield Transaction on May 8, 2019, Teekay held 15.5 million Brookfield Transaction Warrants and 1,755,000 Series D Warrants of Teekay Offshore (see Note 12). As part of the 2019 Brookfield Transaction, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants.

Tabular Disclosure

The following tables present the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accounts Payable, Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at June 30, 2019
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	3	(497)	(3,758)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	—	—	—	(101)	—
Interest rate swap agreements	1,168	240	(2,094)	(8,996)	(40,833)
Cross currency swap agreements	—	—	(538)	(18,887)	(11,581)
Forward freight agreements	61	—	—	—
	1,229	240	(2,629)	(28,481)	(56,172)

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Prepaid Expenses and Other	Other Non-Current Assets	Accounts Payable, Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at December 31, 2018
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	784	2,362	20	—	—
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	2,915	2,973	(2,498)	(7,419)	(32,672)
Cross currency swap agreements	—	—	(713)	(4,729)	(23,680)
Stock purchase warrants	—	12,026	—	—	—
Forward freight agreements	—	—	—	(57)	—
	3,699	17,361	(3,191)	(12,205)	(56,352)

As at June 30, 2019, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at June 30, 2019, these derivatives had an aggregate fair value asset amount of $1.9 million and an aggregate fair value liability amount of $66.2 million.

For the periods indicated, the following tables present the gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

Three Months Ended June 30, 2019
Amount	Amount
Recognized in AOCI (1)	Reclassified from AOCI (2)
(4,570)	157	Interest expense

Three Months Ended June 30, 2018
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI (1)	Reclassified from AOCI (2)	Portion (3)
1,534	2	—	Interest expense

Six Months Ended June 30, 2019
Effective Portion	Amount
Recognized in AOCI (1)	Reclassified from AOCI (2)
(7,402)	408	Interest expense

Six Months Ended June 30, 2018
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI (1)	Reclassified from AOCI (2)	Portion (3)
5,090	(248)	740	Interest expense

(1) Recognized in accumulated other comprehensive loss (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the unaudited consolidated statements of loss as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Realized losses relating to:
Interest rate swap agreements	(1,785)	(4,031)	(3,473)	(8,840)
Stock purchase warrants	(25,559)	—	(25,559)	—
Forward freight agreements	(29)	(18)	(42)	(18)
	(27,373)	(4,049)	(29,074)	(8,858)
Unrealized gains (losses) relating to:
Interest rate swap agreements	(8,195)	8,532	(14,216)	24,451
Foreign currency forward contracts	(101)	—	(101)	—
Stock purchase warrants	24,584	6,206	26,900	4,522
Forward freight agreements	121	34	104	34
	16,409	14,772	12,687	29,007
Total realized and unrealized (losses) gains on derivative instruments	(10,964)	10,723	(16,387)	20,149

Realized and unrealized gains and losses from cross currency swaps are recognized in earnings and reported in foreign exchange (loss) gain in the consolidated statements of loss as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Realized losses	(1,087)	(1,798)	(2,521)	(3,182)
Unrealized (losses) gains	(140)	(16,566)	(2,060)	5,768
Total realized and unrealized (losses) gains on cross currency swaps	(1,227)	(18,364)	(4,581)	2,586

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16. Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Current	(3,219)	(8,410)	(8,072)	(11,221)
Deferred	(185)	(336)	(368)	(1,642)
Income tax expense	(3,404)	(8,746)	(8,440)	(12,863)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's consolidated balance sheets:

	Six Months Ended June 30,
	2019	2018
	$	$
Balance of unrecognized tax benefits as at January 1	40,556	31,061
Increases for positions related to the current year	2,106	2,047
Changes for positions taken in prior periods	4,121	2,337
Decrease related to statute limitations	—	(312)
Balance of unrecognized tax benefits as at June 30	46,783	35,133

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company does not presently anticipate its uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions of the trading activity of its vessels. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
17. Net Loss Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Net loss attributable to the shareholders of Teekay Corporation – basic and diluted	(39,485)	(28,324)	(123,742)	(48,879)
Weighted average number of common shares	100,783,496	100,434,512	100,652,685	98,892,574
Common stock and common stock equivalents	100,783,496	100,434,512	100,652,685	98,892,574
Loss per common share – basic and diluted	(0.39)	(0.28)	(1.23)	(0.49)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three and six months ended June 30, 2019, options to acquire 6.1 million shares of Teekay Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three and six months ended June 30, 2018 – 3.9 million). In periods where a loss attributable to shareholders of Teekay has been incurred, all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.

18. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	June 30, 2019	December 31, 2018	June 30, 2018	December 31, 2017
	$	$	$	$
Cash and cash equivalents	235,199	424,169	454,933	445,452
Restricted cash – current	50,798	40,493	55,466	38,179
Restricted cash – non-current	36,886	40,977	34,627	68,543
	322,883	505,639	545,026	552,174

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 15), leasing arrangements, project tenders and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

The non-cash item related to operating lease right-of-use assets and operating lease liabilities for the six months ended June 30, 2019 was $211.6 million.

The associated sales of the Toledo Spirit and Teide Spirit by its owner during the six months ended June 30, 2019 and 2018, respectively, resulted in the vessels being returned to their owner with the obligations related to finance lease being concurrently extinguished. As a result, the sales of the vessels and the concurrent extinguishment of the corresponding obligations related to finance lease of $23.6 million and $23.1 million for the six months ended June 30, 2019 and 2018, respectively, were treated as non-cash transactions in the Company's consolidated statements of cash flows.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2018. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, an explanation of our organizational structure, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.

Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. Teekay provides a comprehensive set of marine services to the world's leading oil and gas companies. We have a 100% general partnership interest in one publicly-listed master limited partnership, Teekay LNG Partners L.P. (or Teekay LNG), and a controlling interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers), and we directly own three floating production storage and offloading (or FPSO) units. Until May 2019, when we sold our remaining interest, we had a 49% general partnership interest and other equity and debt interests in another publicly-listed master limited partnership, Teekay Offshore Partners L.P. (or Teekay Offshore).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our two publicly-traded subsidiaries, Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent, and (c) until May 2019, our equity-accounted investment in Teekay Offshore. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2018.

The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay LNG and Teekay Tankers, (b) Teekay Parent, and (c) the results of Teekay Offshore, which we accounted for under the equity method until May 2019. Within the first two of these three groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income (loss) from vessel operations for each of the Controlled Daughter Entities and for Teekay Parent, and (b) reconciles these amounts to our unaudited consolidated financial statements. Please read "Item 1 - Financial Statements: Note 5 – Segment Reporting" for information about our lines of business and segments.

	Revenues				Income (Loss) from Vessel Operations
	Three Months Ended		Six Months Ended		Three Months Ended		Six Months Ended
	June 30,		June 30,		June 30,		June 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018	2019	2018	2019	2018
Teekay LNG	153,060	122,315	302,804	237,621	74,677	10,505	144,038	35,647
Teekay Tankers	202,277	171,659	434,778	340,124	5,051	(13,415)	37,148	(21,836)
Teekay Parent	105,817	112,612	205,914	230,526	(8,265)	4,831	(25,491)	6,615
Elimination of intercompany (1)	(3,487)	(944)	(4,616)	(8,607)	—	—	—	—
Teekay Corporation Consolidated	457,667	405,642	938,880	799,664	71,463	1,921	155,695	20,426

(1)
During 2019, Teekay Tankers' ship-to-ship transfer business provided operational and maintenance services to Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG, for the LNG receiving and regasification terminal in Bahrain. Also during 2019, the Magellan Spirit was chartered by Teekay LNG to Teekay Parent. During 2018, certain vessels were chartered by Teekay LNG to Teekay Parent.

SUMMARY
Teekay's consolidated income from vessel operations increased to $155.7 million for the six months ended June 30, 2019 compared to $20.4 million for the same period last year. The primary reasons for this increase in our consolidated results are as follows:

•
an increase in income from vessel operations in Teekay LNG of $108.4 million due to deliveries to Teekay LNG of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings between February 2018 and January 2019, the charter-in of the Magellan Spirit LNG carrier, the write-downs of the Alexander Spirit, European Spirit and African Spirit in 2018 and the seven multi-gas carriers earning higher spot market rates in 2019, partially offset by off-hire days of the Galicia Spirit and Madrid Spirit in the first quarter of 2019 for a scheduled dry docking and unscheduled repairs, net of the Catalunya Spirit being off-hire during the same period in 2018 for a scheduled dry docking; and

•
an increase in income from vessel operations in Teekay Tankers of $59.0 million due to higher average realized time-charter equivalent (or TCE) rates earned in the spot tanker market, improved results from the full service lightering (or FSL) and ship-to-ship (or STS) transfer businesses and the addition of two Aframax and two Long Range 2 (or LR2) chartered-in tankers, partially offset by an increase in off-hire days and off-hire bunker expenses, and an increase in amortization of new dry dockings with higher costs and completing the first dry dockings for various former Tanker Investments Ltd. (or TIL) vessels;

partially offset by

•
a decrease in income from vessel operations in Teekay Parent of $32.1 million due to lower revenues from Teekay Parent's three FPSO units as a result of lower oil production, unplanned maintenance shutdowns on the Petrojarl Foinaven and Petrojarl Banff FPSO units, timing differences due to the adoption of Accounting Standards Codification (or ASC) 842 Leases in the first quarter of 2019, lower oil prices and the termination of contracts for managing drybulk entities, partially offset by a decrease in corporate expenses and by the redelivery of two in-chartered LNG carriers to Teekay LNG in 2018.

Teekay LNG
Recent Developments in Teekay LNG
In June 2019, Teekay LNG's 50/50 joint venture with China LNG (or the Yamal LNG Joint Venture) took delivery of its third ARC7 LNG carrier newbuilding, the Nikolay Yevgenov. Upon delivery, the vessel commenced its 27-year charter contract with Yamal Trade Pte. Ltd.

In May 2019, Teekay LNG extended the fixed-rate charter contract of the 1993-built Polar Spirit LNG carrier for three additional years at a charter rate in excess of the previous fixed rate. The charter extension commenced on May 7, 2019.

In May 2019, Teekay LNG received approximately $45 million from a shipyard related to warranty claims on certain of its LNG carriers and recognized the amounts as reductions to the carrying values of the applicable LNG carriers. In connection with the warranty settlement, Teekay LNG entered into an agreement in June 2019 with a contractor to supply equipment to enhance vessel performance on certain of its LNG carriers in 2021 and 2022, for an estimated installed cost of approximately $61 million.

In February 2019, Teekay LNG entered into a commercial management agreement with a third-party commercial manager (or the Manager) pursuant to which the Manager will commercially manage Teekay LNG's seven multi-gas vessels. In May 2019, Teekay LNG completed the transition of the commercial management of all seven multi-gas vessels to the Manager. Teekay LNG has the ability to withdraw the vessels from the Manager at any time subject to the requirements provided for in the management agreement.

In January 2019, the Yamal Spirit LNG carrier newbuilding was delivered, which concurrently commenced its 15-year charter time-contract with Yamal Trade Pte. Ltd. Upon delivery of the vessel, Teekay LNG entered into a 15-year sale-leaseback financing arrangement with a lessor for $158.7 million. The proceeds were used to pay the shipyard for construction costs upon delivery of the LNG carrier newbuilding.

In January 2019, Teekay LNG's joint venture with China LNG Shipping (Holdings) Limited (or China LNG), CETS Investment Management (HK) Co. Ltd. and BW Investments Pte. Ltd. (or the Pan Union Joint Venture) took delivery of its fourth LNG carrier newbuilding, the Pan Africa. Upon delivery, the vessel commenced its 20-year charter contract with Shell. Teekay LNG has a 20% ownership interest in this vessel through Teekay LNG's interest in the joint venture.

In January 2019, Compania Espanole de Petroleos, S.A (or CEPSA), the charterer and owner of Teekay LNG's finance leased vessel, the Toledo Spirit, sold the vessel to a third party. As a result of the sale, Teekay LNG returned the vessel to CEPSA and the full amount of Teekay LNG's associated obligation related to the finance lease related to the vessel was concurrently extinguished. In addition, Teekay LNG incurred associated seafarer severance costs of $3.0 million in 2019 related to the sale of the Toledo Spirit.

Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG's 52 percent-owned joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Arwa Spirit and Marib Spirit, are under long-term contracts expiring in 2029 with Yemen LNG Company Limited (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, commencing January 1, 2016, the Teekay LNG-Marubeni Joint Venture agreed to successive deferral arrangements with YLNG pursuant to which a portion of the charter payments were deferred. Concurrently with the expiration of the most current deferral arrangement, in April 2019 the Teekay LNG-Marubeni Joint Venture entered into a suspension agreement with YLNG (or the Suspension Agreement) pursuant to which the Teekay LNG-Marubeni Joint Venture and YLNG agreed to suspend the two charter contracts for a period of up to three years from the date of the agreement. Should the LNG plant in Yemen resume operations during the term of the Suspension Agreement, YLNG will be required to repay the applicable deferred amounts plus interest over a period of installments. However, there are no assurances if or when the LNG plant will resume operations and, accordingly, if YLNG will be able to repay all or any portion of the deferred amounts. Pursuant to the Suspension Agreement, the Teekay LNG-Marubeni Joint Venture is permitted to directly charter the Arwa Spirit and Marib Spirit for its own account to third parties. In May 2019, the Teekay LNG-Marubeni Joint Venture secured one-year, fixed-rate charter contracts on the Arwa Spirit and Marib Spirit, which commenced in June and July 2019, respectively.

In September 2018, Teekay LNG-Marubeni Joint Venture agreed to charter its LNG carrier, the Magellan Spirit, to Teekay LNG for two years at a fixed rate. Teekay LNG subsequently chartered-out the Magellan Spirit to third parties at charter rates that were higher than the charter-in rate that Teekay LNG is required to pay. In March 2019, the Magellan Spirit completed its most recent charter contract with a third party and was redelivered to Teekay LNG, at which time the vessel proceeded to its scheduled drydock which completed in May 2019. In April 2019, Teekay LNG secured a three-year fixed-rate charter contract for the Magellan Spirit, which commenced in late-May 2019. In connection with this new three-year charter, one of our subsidiaries agreed to charter-in the vessel from Teekay LNG in order to facilitate the charter-out of the vessel to the third-party customer on back-to-back terms. The in-charter by us is expected to be in place for a temporary basis until the out-charter contract is novated to Teekay LNG, at which time Teekay LNG expects to continue to directly charter the vessel to the third-party customer for the duration of the remaining three-year charter. In connection with this arrangement, the Teekay LNG-Marubeni Joint Venture extended its existing charter-out contract to Teekay LNG for the same three-year period to cover the entire charter period with the third-party customer.

In December 2018, Teekay LNG announced that its General Partner's Board of Directors had authorized a common unit repurchase program for the repurchase of up to $100 million of Teekay LNG's common units. During the three and six months ended June 30, 2019, Teekay LNG repurchased 0.2 million common units and 1.0 million common units, respectively, for $2.5 million and $11.8 million, respectively, and associated 2% general partnership interest of $0.1 million and $0.2 million, respectively. As at June 30, 2019 the maximum dollar value of units that may yet be purchased under the program is approximately $84.5 million.

Operating Results – Teekay LNG
The following tables compare Teekay LNG’s operating results, equity income and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended June 30,
	2019	2018	2019	2018	2019	2018
Revenues	150,691	112,172	2,369	10,143	153,060	122,315
Voyage expenses	(6,026)	(4,445)	3	(3,506)	(6,023)	(7,951)
Vessel operating expenses	(26,776)	(29,672)	(681)	(3,547)	(27,457)	(33,219)
Time-charter hire expense	(3,080)	—	—	—	(3,080)	—
Depreciation and amortization	(35,169)	(28,661)	(169)	(1,133)	(35,338)	(29,794)
General and administrative expenses (1)(2)	(5,396)	(6,949)	(271)	(897)	(5,667)	(7,846)
Write-down of vessels	—	(33,000)	—	—	—	(33,000)
Restructuring charges	—	—	(818)	—	(818)	—
Income from vessel operations	74,244	9,445	433	1,060	74,677	10,505

Equity income	1,738	11,194	—	—	1,738	11,194

Calendar-Ship-Days (3)
Liquefied Gas Carriers	2,912	2,419	—	—	2,912	2,419
Conventional Tankers	—	—	91	455	91	455

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Six Months Ended June 30,
	2019	2018	2019	2018	2019	2018
Revenues	297,673	217,221	5,131	20,400	302,804	237,621
Voyage expenses	(11,934)	(7,253)	136	(6,499)	(11,798)	(13,752)
Vessel operating expenses	(51,683)	(53,860)	(1,875)	(7,326)	(53,558)	(61,186)
Time-charter hire expense	(8,671)	—	—	—	(8,671)	—
Depreciation and amortization	(68,776)	(55,882)	(688)	(3,179)	(69,464)	(59,061)
General and administrative expenses (1)(2)	(11,922)	(13,236)	(377)	(1,681)	(12,299)	(14,917)
Write-down of vessels	—	(33,000)	—	(18,662)	—	(51,662)
Restructuring charges	—	—	(2,976)	(1,396)	(2,976)	(1,396)
Income (loss) from vessel operations	144,687	53,990	(649)	(18,343)	144,038	35,647

Equity income	7,316	37,918	—	—	7,316	37,918

Calendar-Ship-Days (3)
Liquefied Gas Carriers	5,762	4,719	—	—	5,762	4,719
Conventional Tankers	—	—	204	854	204	854

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)
Commencing in the fourth quarter of 2018, an adjustment was made to reclassify ship management cost recovery from general and administrative expenses to vessel operating expenses. The results of the three and six months ended June 30, 2018 have been reclassified to conform to the presentation adopted in the fourth quarter of 2018.

(3)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at June 30, 2019, Teekay LNG’s liquefied gas fleet, including newbuildings, included 49 LNG carriers, 29 LPG/multi-gas carriers and one LNG regasification terminal under construction in Bahrain, in which its ownership interests ranged from 20% to 100%. However, the table above only includes the financial results of the 24 LNG carriers and seven LPG/multi-gas carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit, a vessel chartered-in from the Teekay LNG-Marubeni Joint Venture. The financial results of Teekay LNG's other vessels accounted for under the equity method are explained in the equity income section below.

The number of total calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 5,762 days for the six months ended June 30, 2019 from 4,719 days for the same period in 2018, as a result of the deliveries of the Magdala, Myrina, Megara, Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carrier newbuildings and the Magellan Spirit chartered-in from the Teekay LNG-Marubeni Joint Venture commencing in September 2018. During the six months ended June 30, 2019, vessels in this segment were off-hire for 137 days for scheduled dry dockings, 31 days for unscheduled repairs and idle for 22 days for repositioning to other charters; compared to vessels in this segment being off-hire for 100 days for scheduled dry dockings, 38 days for unscheduled repairs and idle for 12 days for repositioning to other charters in the same period of the prior year.

Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $74.2 million and $144.7 million for the three and six months ended June 30, 2019, respectively, compared to $9.4 million and $54.0 million in the same periods in the prior year, primarily as a result of:

•
an increase of $33.0 million for the three and six months ended June 30, 2019 due to a write-down of the Napa Spirit, Camilla Spirit, Cathinka Spirit and Pan Spirit in the second quarter of 2018 as a result of Teekay LNG's evaluation of alternative strategies for these assets, the current charter rate environment and outlook for charter rates for these vessels at that time.

•
increases of $14.0 million and $27.5 million for the three and six months ended June 30, 2019, respectively, due to the deliveries of the Sean Spirit, Bahrain Spirit and Yamal Spirit and commencement of their charter contracts;

•
increases of $9.4 million and $22.2 million for the three and six months ended June 30, 2019, respectively, due to the delivery of the Torben Spirit, Magdala, Myrina and Megara following the commencement of their charter contracts in 2018;

•
increases of $7.3 million and $10.9 million for the three and six months ended June 30, 2019, respectively, due to seven Multi-gas carriers previously on bareboat charter contracts to wholly-owned subsidiaries of I.M. Skaugen SE (or Skaugen) being redelivered to Teekay LNG from Skaugen during 2017, which earned higher spot revenues and incurred lower operating expenses for the three and six months ended June 30, 2019 compared to the same periods in the prior year.

•
increases of $2.3 million and $1.6 million for the three and six months ended June 30, 2019, respectively, due to the Catalunya Spirit being off-hire for 28 days in the second quarter of 2018 for a scheduled dry docking; and

•
an increase of $3.0 million for the six months ended June 30, 2019 due to the Magellan Spirit being chartered-in from the Teekay LNG-Marubeni Joint Venture since September 2018 and commencing its charter-out employment in October 2018;

partially offset by

•
a decrease of $1.5 million for the three months ended June 30, 2019 due to the Magellan Spirit being off-hire for 70 days between March and May 2019 for repositioning and a scheduled dry docking of the vessel; and

•
decreases of $1.2 million and $5.6 million for the three and six months ended June 30, 2019 due to the Galicia Spirit and Madrid Spirit being off-hire for 37 days and 20 days, respectively, and the impact of the depreciation of the Euro on Teekay LNG's Euro-denominated revenue in the first half of 2019.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $1.7 million and $7.3 million for the three and six months ended June 30, 2019, respectively, compared to income of $11.2 million and $37.9 million for the same periods in the prior year, as set forth in the table below:

(in thousands of U.S. Dollars)						Pan		Bahrain
	Angola	Exmar	Exmar	MALT	RasGas 3	Union	Yamal	LNG	Total
	LNG	LNG	LPG	LNG	LNG	LNG	LNG	Joint	Equity
Three Months Ended	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Venture	Income
June 30, 2019	386	955	(1,639)	(3,826)	2,743	2,660	5,634	(5,175)	1,738
June 30, 2018	4,824	723	(1,425)	(2,276)	3,310	1,503	4,867	(332)	11,194
Difference	(4,438)	232	(214)	(1,550)	(567)	1,157	767	(4,843)	(9,456)

(in thousands of U.S. Dollars)						Pan		Bahrain
	Angola	Exmar	Exmar	MALT	RasGas 3	Union	Yamal	LNG	Total
	LNG	LNG	LPG	LNG	LNG	LNG	LNG	Joint	Equity
Six Months Ended	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Carriers	Venture	Income
June 30, 2019	1,120	1,684	(3,554)	(3,062)	5,193	5,307	11,264	(10,636)	7,316
June 30, 2018	13,310	7,439	(2,105)	(1,712)	7,505	2,577	5,639	5,265	37,918
Difference	(12,190)	(5,755)	(1,449)	(1,350)	(2,312)	2,730	5,625	(15,901)	(30,602)

Angola LNG Carriers. The decreases in equity income of $4.4 million and $12.2 million for the three and six months ended June 30, 2019, respectively, from Teekay LNG's 33% investment in the four LNG carriers relating to the Angola Project (or the Angola LNG Carriers) in Teekay LNG's joint venture with Mitsui & Co. Ltd. and NYK Energy Transport (Atlantic) Ltd (or the Angola LNG Joint Venture) were primarily due to mark-to-market changes on non-designated derivative instruments, where unrealized losses were recognized during the three and six months ended June 30, 2019 compared to unrealized gains in the same periods in 2018. The mark-to-market changes resulted from decreases in long-term LIBOR benchmark interest rates for interest rate swaps relative to the beginning of the second quarter of 2019 and the beginning of 2019.

Exmar LNG Carriers. The decrease in equity income of $5.8 million for the six months ended June 30, 2019, from Teekay LNG's 50%-owned investment in the LNG carriers relating to its LNG joint venture with Exmar NV (or the Exmar LNG Carriers) was primarily due to the gain on sale of Teekay LNG's interest in its 50%-owned joint venture with Exmar NV (or the Excelsior Joint Venture) recorded in the first quarter of 2018 and lower earnings due to such sale.
Exmar LPG Carriers. The decreases in equity income of $0.2 million and $1.4 million for the three and six months ended June 30, 2019, respectively, from Teekay LNG's 50% ownership interest in Exmar LPG BVBA (or the Exmar LPG Joint Venture) was primarily due to unrealized losses on non-designated derivative instruments recorded in earnings during the three and six months ended June 30, 2019 compared to unrealized gains recorded in earnings in the same periods in 2018 due to mark-to-market changes.

Malt LNG Carriers. The decreases in equity income of $1.6 million and $1.4 million for the three and six months ended June 30, 2019, respectively, from Teekay LNG's 52%-owned investment in the LNG carriers relating to its Teekay LNG-Marubeni Joint Venture (or the MALT LNG Carriers) were primarily due to a scheduled dry docking and main engine overhauls for certain vessels during the second quarter of 2019; partially offset by an increase in the charter rate earned on the Magellan Spirit upon commencement of the charter-out contract with Teekay LNG in the third quarter of 2018.

RasGas 3 LNG Carriers. The decrease in equity income of $2.3 million for the six months ended June 30, 2019, from Teekay LNG's 40% investment in the four LNG carriers relating to its joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) was primarily due to higher interest expense due to an increase in LIBOR and ineffectiveness recovery of hedge-accounted swaps being recognized through earnings during the six months ended June 30, 2018 compared to any ineffectiveness being recognized directly to accumulated other comprehensive (loss) income (or AOCI) upon adoption of ASU 2017-12 regarding hedge accounting in 2019. Please read "Item 1 - Financial Statements: Note 2 – Recent Accounting Pronouncements".
Pan Union LNG Carriers. The increases in equity income of $1.2 million and $2.7 million for the three and six months ended June 30, 2019, respectively, from Teekay LNG's investment in the four LNG carriers relating to the Pan Union Joint Venture (or the Pan Union LNG Carriers) were primarily due to the deliveries of its three LNG carrier newbuildings, the Pan Americas, Pan Europe and Pan Africa, in January 2018, July 2018 and January 2019, respectively, in which Teekay LNG has ownership interests ranging from 20% to 30%.
Yamal LNG Carriers. The increases in equity income of $0.8 million and $5.6 million for the three and six months ended June 30, 2019, respectively, from Teekay LNG's 50%-owned investment in the six ARC7 LNG carriers (or the Yamal LNG Carriers) relating to the Yamal LNG Joint Venture were primarily due to the delivery of its second and third ARC7 LNG carrier newbuildings, the Rudolf Samoylovich and Nikolay Yevgenov, in September 2018 and June 2019, respectively, and ineffectiveness of hedge-accounted swaps being recognized through earnings during 2018 compared to any ineffectiveness being recognized directly to accumulated other comprehensive (loss) income upon adoption of ASU 2017-12 in 2019.
Bahrain LNG Joint Venture. The decreases in equity income of $4.8 million and $15.9 million for the three and six months ended June 30, 2019, respectively, in Teekay LNG's 30%-owned investment in the joint venture with National Oil and Gas Authority, Gulf Investment Corporation, and Samsung C&T (or the Bahrain LNG Joint Venture) was primarily due to unrealized losses on derivative instruments recorded during the three and six months ended June 30, 2019 compared to gains in the same periods in 2018 and due to the Bahrain Spirit floating storage unit (or FSU) being chartered-in to the Bahrain LNG Joint Venture from Teekay LNG commencing September 2018.
Teekay LNG – Conventional Tankers
As at June 30, 2019, Teekay LNG’s conventional tanker fleet included one Handymax product tanker while as at June 30, 2018, Teekay LNG's conventional tanker fleet included three Suezmax tankers and one Handymax product tanker.

The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased by 76.1% to 204 days for the six months ended June 30, 2019 from 854 days for the same period in 2018, primarily as a result of the sales of the Teide Spirit, European Spirit, African Spirit and Toledo Spirit in February 2018, October 2018, December 2018 and January 2019, respectively.

Income from vessel operations for Teekay LNG’s conventional tankers decreased to $0.4 million for the three months ended June 30, 2019 compared to income of $1.1 million for the same period in the prior year, primarily as a result of lower earnings after the vessel sales noted above.

Loss from vessel operations for Teekay LNG’s conventional tankers decreased to $0.6 million for the six months ended June 30, 2019 compared to a loss of $18.3 million for the same period in the prior year, primarily as a result of write-downs of the Alexander Spirit, European Spirit and African Spirit for the six months ended June 30, 2018, partially offset by lower earnings after the vessel sales noted above.
Teekay Tankers
Recent Developments in Teekay Tankers
In the second quarter of 2019, Teekay Tankers entered into a time charter-in contract for one Aframax tanker for a firm period of two years at a daily rate of $21,000 with an option period of one year at $22,000 per day. The vessel is expected to be delivered to Teekay Tankers during the third quarter of 2019.

In June 2019, the charterer of one Suezmax vessel exercised its one year option period at a daily rate of $22,750. The option period will commence in August 2019.

In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers. Each vessel is leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, with purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of Teekay Tankers' loan facilities. The vessels were delivered to the buyer in May 2019.

In the first quarter of 2019, Teekay Tankers entered into time charter-in contracts for two LR2 product tankers, each of which has a two-year term with a one-year extension option. The two time charter-in contracts have a weighted-average daily rate of $20,500 and Teekay Tankers entered into a risk-sharing agreement with a third party for one of the vessels, whereby an agreed portion of net profit or loss is shared with the third party. Both vessels delivered in January 2019 and have been trading in the Taurus LR2 revenue sharing arrangement.

Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results, equity income and number of calendar-ship-days for its vessels for the three and six months ended June 30, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Revenues	202,277	171,659	434,778	340,124
Voyage expenses	(92,668)	(86,933)	(190,007)	(166,926)
Vessel operating expenses	(53,600)	(52,652)	(108,187)	(105,647)
Time-charter hire expense	(10,792)	(5,697)	(20,240)	(10,380)
Depreciation and amortization	(30,658)	(29,573)	(60,523)	(59,003)
General and administrative	(9,508)	(9,407)	(18,673)	(19,192)
Gain on sale of vessel	—	170	—	170
Restructuring charges	—	(982)	—	(982)
Income (loss) from vessel operations	5,051	(13,415)	37,148	(21,836)

Equity (loss) income	(169)	(70)	584	624

Calendar-Ship-Days (1)
Conventional Tankers	5,582	5,360	11,041	10,580

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market
Crude tanker spot rates declined during the second quarter of 2019 compared to the first quarter of 2019 primarily due to seasonal factors, as well as some near-term headwinds which have continued into the beginning of the third quarter.

Lower OPEC oil production has impacted crude tanker demand during the first half of 2019, with OPEC crude oil production down by around 2.5 million barrels per day (mb/d) since November 2018. This reduction is due to both over-compliance with the 1.2 mb/d of supply cuts announced in early-2019 and reduced volumes from Iran and Venezuela due to U.S. sanctions. In addition, the elimination of Venezuelan oil shipments to the U.S. has resulted in a reduction in shipping activity in the U.S. Gulf / Caribbean Aframax market.

Tanker rates have also been impacted by heavier than normal refinery maintenance in the first half of the year as refiners prepare for the upcoming IMO 2020 regulations. According to the IEA, global refining throughput fell by 0.7 mb/d year-on-year in the second quarter of 2019, the largest annual decline in 10 years. This led to reduced crude tanker demand, which has carried over into the early part of the third quarter.

Finally, the first half of 2019 saw relatively high tanker fleet growth of 20.5 million deadweight tonnes (mdwt), or 3.5 percent, which was the highest level of fleet growth in a six-month period since the first half of 2011. This high fleet growth was a result of a heavy newbuilding delivery schedule since the start of the year and a lack of tanker scrapping, with just 2.7 mdwt of vessels removed in the first half of the year compared to 21.5 mdwt for the full year of 2018.

Despite some near-term headwinds, the tanker market fundamentals continue to support a market recovery in the latter part of the year and into 2020. First, refinery throughput is expected to increase significantly in the coming months as refiners ramp up activity in order to produce sufficient low sulphur fuels ahead of the impending IMO 2020 regulations. According to the IEA, global refinery throughput is estimated to increase by over 3 mb/d in the third quarter of 2019 compared to the second quarter, which is expected to be positive for crude tanker demand. The new IMO 2020 regulations could create additional volatility for the tanker market through new trade patterns and arbitrage movements, floating storage demand, and a potential increase in port congestion as the market adjusts to the change.

U.S. crude oil exports have averaged 2.8 mb/d in 2019 to date, up from 2.0 mb/d last year. However, further increases are being hampered by a lack of pipeline capacity to the Gulf coast. This is expected to be alleviated in the coming months when three large pipelines with a combined capacity of around 2 mb/d are planned to come online, allowing U.S. crude exports to increase significantly. This is expected to be positive for mid-size tanker demand due to both direct exports to Europe on Aframax and Suezmax tankers, and increased Aframax lightering demand for transportation on Very Large Crude Carriers to Asia.

Finally, the tanker fleet is set for a period of much lower fleet growth over the next two years due to a relatively small orderbook. The tanker orderbook currently totals 53 mdwt, or 8.7 percent of the existing fleet size, which is the lowest tanker fleet-to-orderbook ratio since early-1997.

Fleet growth could be further offset by an increase in vessel off-hire time in the coming months as ships are taken out of service for scrubber retrofitting in anticipation of IMO 2020 regulations. As a result, lower fleet growth levels are expected in the second half of the year, with continued low fleet growth during 2020.

In summary, the tanker market is currently at a seasonal low point, which is compounded by some near-term factors. However, the fundamentals continue to point towards a stronger tanker market during the latter part of 2019 and into 2020 due to a tighter tanker supply / demand balance.

Teekay Tankers – Conventional Tankers
As at June 30, 2019, Teekay Tankers owned 56 double-hulled conventional oil and product tankers and time chartered-in three Aframax and two LR2 tankers, and owned a 50% interest in one Very Large Crude Carrier. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, increased during the six months ended June 30, 2019, compared to the same period in the prior year, primarily due to the addition of two Aframax and two LR2 in-chartered tankers that were delivered to Teekay Tankers in the fourth quarter of 2018 and first quarter of 2019, partially offset by the redeliveries of three in-chartered vessels to their owners at various times during 2018.

Income from vessel operations was $5.1 million and $37.1 million for the three and six months ended June 30, 2019, respectively, compared to losses from vessel operations of $13.4 million and $21.8 million for the same periods in the prior year, primarily as a result of:

•
increases of $20.3 million and $61.7 million for the three and six months ended June 30, 2019, respectively, due to higher overall average realized spot tanker rates earned by Teekay Tankers' Suezmax, Aframax and LR2 fleets during 2019;

•	increases of $5.4 million and $8.1 million for the three and six months ended June 30, 2019, respectively, due to improved net results from Teekay Tankers' FSL and STS transfer businesses; and

•
an increase of $1.3 million for the six months ended June 30, 2019 due to the addition of two Aframax and two LR2 in-chartered tankers that were delivered to Teekay Tankers in the fourth quarter of 2018 and first quarter of 2019;

partially offset by

•
decreases of $5.5 million and $10.7 million for the three and six months ended June 30, 2019, respectively, due a higher number of off-hire days and higher off-hire bunker expenses compared to the same periods in the prior year; and

•
decreases of $1.4 million and $2.2 million for the three and six months ended June 30, 2019, respectively, primarily due to the amortization of new dry dockings with higher costs and completing the first dry dockings for various former TIL vessels subsequent to Teekay Tankers' acquisition of TIL in late 2017.

Teekay Parent
Recent Developments in Teekay Parent
In May 2019, Teekay Parent sold to Brookfield Business Partners L.P. (or Brookfield) all of our remaining interests in Teekay Offshore (or the 2019 Brookfield Transaction), which included our 49% general partner interest, common units, warrants, and an outstanding $25.0 million loan from us to Teekay Offshore, for total proceeds of $100.0 million in cash. As a result of the transaction, we recorded an impairment charge of $64.9 million during the six months ended June 30, 2019, and we recognized a loss on sale of $8.9 million in the second quarter of 2019.

The Petrojarl Banff FPSO unit has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit would stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate. In July 2018, Teekay Parent secured a one-year contract extension with CNR to extend the employment of the Petrojarl Banff FPSO to August 2019. In May 2019, Teekay Parent entered into a further contract extension with CNR to extend the employment of the Petrojarl Banff FPSO for a period of one year to the end of August 2020.

Operating Results – Teekay Parent

The following tables compare Teekay Parent’s operating results, equity (loss) income and the number of calendar-ship-days for its vessels for the three and six months ended June 30, 2019 and 2018.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Three Months Ended June 30,
	2019	2018	2019	2018	2019	2018
Revenues	57,828	66,429	47,989	46,183	105,817	112,612
Voyage expenses	(9)	(208)	—	(22)	(9)	(230)
Vessel operating expenses	(41,229)	(37,650)	(41,335)	(37,569)	(82,564)	(75,219)
Time-charter hire expense	(11,512)	(11,515)	(5,920)	(4,875)	(17,432)	(16,390)
Depreciation and amortization	(7,811)	(8,593)	(42)	—	(7,853)	(8,593)
General and administrative expenses (1)	(3,254)	(2,922)	(2,819)	(4,295)	(6,073)	(7,217)
Asset impairments	—	—	—	—	—	—
Restructuring charges (2)	—	—	(151)	(132)	(151)	(132)
(Loss) income from vessel operations	(5,987)	5,541	(2,278)	(710)	(8,265)	4,831

Equity (loss) income	—	583	—	(1,523)	—	(940)

Calendar-Ship-Days (3)
FPSO Units	273	273	—	—	273	273
Gas Carriers	—	—	31	30	31	30
FSO Units	91	91	113	182	204	273
Shuttle Tankers	182	182	—	—	182	182
Bunker Barges	—	—	91	91	91	91

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Other and		Teekay Parent
	Production		Corporate G&A		Total
	Six Months Ended June 30,
	2019	2018	2019	2018	2019	2018
Revenues (1)	107,266	132,399	98,648	98,127	205,914	230,526
Voyage expenses	(18)	(380)	—	(108)	(18)	(488)
Vessel operating expenses	(78,154)	(73,563)	(81,843)	(77,649)	(159,997)	(151,212)
Time-charter hire expense	(22,614)	(23,002)	(9,617)	(16,095)	(32,231)	(39,097)
Depreciation and amortization	(15,847)	(17,187)	(122)	(20)	(15,969)	(17,207)
General and administrative expenses (2)	(5,849)	(5,844)	(7,399)	(9,189)	(13,248)	(15,033)
Write-down and loss on sales of vessels	(3,328)	—	—	—	(3,328)	—
Restructuring charges (1)	—	—	(6,614)	(874)	(6,614)	(874)
(Loss) income from vessel operations	(18,544)	12,423	(6,947)	(5,808)	(25,491)	6,615

Equity income (loss)	—	(9)	—	(1,912)	—	(1,921)

Calendar-Ship-Days (3)
FPSO Units	543	543	—	—	543	543
Gas Carriers	—	—	31	185	31	185
FSO Units	181	181	293	362	474	543
Shuttle Tankers	362	362	—	—	362	362
Bunker Barges	—	—	181	181	181	181

(1)
Restructuring charges for the six months ended June 30, 2019 included approximately $6.5 million related to severance costs resulting from the termination of certain management services contracts in Teekay Parent, which were fully recovered from the customer and such recovery is included in Revenues.

(2)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, and other and corporate G&A based on estimated use of corporate resources.

(3)	Apart from three FPSO units in 2019 and 2018, all remaining calendar-ship-days presented relate to in-chartered vessels.
Teekay Parent – Offshore Production

Offshore Production consists primarily of Teekay Parent's FPSO units. As at June 30, 2019, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered two shuttle tankers and one FSO unit from Teekay Offshore.

The charter contracts for the Hummingbird Spirit FPSO unit and the Petrojarl Banff FPSO unit include an incentive compensation component based on production and oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. As such, changes in oil prices impact Teekay Parent's incentive compensation under these contracts and may negatively impact its future revenues if oil prices fall below current levels.
Loss from vessel operations for Teekay Parent’s Offshore Production business was $6.0 million and $18.5 million for the three and six months ended June 30, 2019, respectively, compared to income from vessel operations of $5.5 million and $12.4 million for the same periods in the prior year. The changes were primarily as a result of:

•
decreases of $9.4 million and $14.3 million for the three and six months ended June 30, 2019, respectively, related to the Petrojarl Foinaven FPSO unit, primarily due to lower production, higher shutdown days, and timing differences in revenue recognition due to the adoption of ASC 842 Leases in 2019;

•
a decrease of $9.6 million for the six months ended June 30, 2019, related to the Petrojarl Banff FPSO unit, primarily due to lower production, higher shutdown days, timing differences in revenue recognition due to the adoption of ASC 842 Leases in 2019, lower oil prices and a lower day rate commencing in 2019; and

•
decreases of $1.3 million and $3.1 million for the three and six months ended June 30, 2019, respectively, related to the Hummingbird Spirit FPSO unit, primarily due to lower tariff revenue earned in 2019 due to lower oil prices and lower production.

Teekay Parent – Other and Corporate G&A
As at June 30, 2019, Teekay Parent had one FSO unit in-chartered from Teekay Offshore, one chartered-in LNG unit owned by Teekay LNG, and one bunker barge in-chartered from a third party. Teekay Parent redelivered two in-chartered LNG carriers to Teekay LNG in March 2018 and May 2018, respectively. The contract for one FSO unit terminated in April 2019 whereupon the unit was sold to the customer.

Loss from vessel operations for Teekay Parent’s Other and Corporate G&A segment was $2.3 million and $6.9 million for the three and six months ended June 30, 2019, respectively, compared to losses from vessel operations of $0.7 million and $5.8 million in the same periods in the prior year. The increase in loss was primarily due to the termination of contracts for managing drybulk vessels, partially offset by a decrease in corporate expenses and the redelivery of the two in-chartered LNG carriers to Teekay LNG in 2018.

Teekay Parent – Equity Loss

Equity income was $nil for both the three and six months ended June 30, 2019, compared to an equity loss of $0.9 million and $1.9 million for the three and six months ended June 30, 2018. The change was primarily due to the sale of Teekay Parent's 50% ownership interest in KT Maritime Services Australia Pty Ltd in April 2018.
Equity-Accounted Investment in Teekay Offshore
Recent Developments in Teekay Offshore
In May 2019, we sold to Brookfield all of our remaining interests in Teekay Offshore, which included our 49% general partner interest, common units, warrants, and an outstanding $25 million loan from us to Teekay Offshore, for total proceeds of $100 million.

Operating Results – Teekay Offshore
Subsequent to the deconsolidation of Teekay Offshore in September 2017 and prior to the sale in May 2019, we accounted for our investment in Teekay Offshore's general partner and common units using the equity method. For the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019, respectively, we recognized equity losses in respect of Teekay Offshore of $nil and $3.1 million (three and six months ended June 30, 2018 – equity losses of $9.3 million and $8.7 million, respectively). We wrote-down the investment in Teekay Offshore by $64.9 million in the six months ended June 30, 2019 and recognized a loss on sale of $8.9 million in the three and six months ended June 30, 2019.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2019	2018	2019	2018
	$	$	$	$
Interest expense	(70,205)	(59,526)	(143,876)	(114,151)
Interest income	2,233	2,095	4,922	3,772
Realized and unrealized (losses) gains on non-designated derivative instruments	(10,964)	10,723	(16,387)	20,149
Foreign exchange (loss) gain	(5,851)	12,529	(8,481)	12,551
Loss on deconsolidation of Teekay Offshore	—	—	—	(7,070)
Other (loss) income	(11,099)	520	(11,071)	(395)
Income tax expense	(3,404)	(8,746)	(8,440)	(12,863)
Interest Expense. Interest expense increased to $70.2 million and $143.9 million for the three and six months ended June 30, 2019, respectively, from $59.5 million and $114.2 million for the same periods in the prior year, primarily due to:

•
increases of $10.1 million and $21.0 million for the three and six months ended June 30, 2019, respectively, relating to interest incurred by Teekay LNG on the debt and obligations related to the deliveries of the Myrina, Megara and Bahrain Spirit, Sean Spirit and Yamal Spirit LNG carriers;

•
increases of $2.7 million and $6.8 million for the three and six months ended June 30, 2019, respectively, primarily due to the additional interest expense incurred by Teekay Tankers with respect to three sale-leaseback transactions completed in September 2018, November 2018 and May 2019.

•
increases of $3.0 million and $5.4 million for the three and six months ended June 30, 2019, respectively, due to decreases in capitalized interest in Teekay LNG as a result of vessels delivered during 2018 and 2019;

•
an increase of $2.1 million for the six months ended June 30, 2019 relating to interest incurred by Teekay LNG as a result of higher LIBOR rates, as compared to the same period of the prior year, net of principal repayments; and

•	an increase of $2.0 million for the six months ended June 30, 2019 relating to Teekay LNG's write-off of debt issuance costs upon completion of debt refinancing in January 2019 on the Sean Spirit;

partially offset by

•
decreases of $1.1 million and $2.5 million for the three and six months ended June 30, 2019, respectively, relating to interest incurred by Teekay Parent as a result of the prepayment of the outstanding amounts under one revolving credit facility and lower debt issuance cost amortization on an amendment of another revolving credit facility; and

•
net decreases of $3.7 million and $4.9 million for the three and six months ended June 30, 2019, respectively, as a result of the repurchase of the 8.5% senior notes (or the 2020 Notes), partially offset by an increase in debt issuance cost amortization and the higher interest rate for the 9.25% senior secured notes due November 2022 (or the 2022 Notes) issued by Teekay Parent in May 2019.

Realized and unrealized (losses) gains on non-designated derivative instruments. Realized and unrealized (losses) gains related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of loss. Net realized and unrealized (losses) gains on non-designated derivatives were losses of $11.0 million and $16.4 million for the three and six months ended June 30, 2019, respectively, compared to net realized and unrealized gains of $10.7 million and $20.1 million for the three and six months ended June 30, 2018, respectively, as detailed in “Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”
For the six months ended June 30, 2019 and 2018, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.1 billion and $1.4 billion, respectively, with average fixed rates of approximately 3.0% and 2.9%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 3.0% and, as such, we incurred realized losses of $1.8 million and $3.5 million during the three and six months ended June 30, 2019, respectively, compared to $4.0 million and $8.8 million for the same periods in the prior year under the interest rate swap agreements.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three and six months ended June 30, 2019, compared with the same periods in 2018, we recognized unrealized losses of $8.2 million and $14.2 million in the three and six months ended June 30, 2019, respectively, compared to unrealized gains of $8.5 million and $24.5 million for the same periods in the prior year under the interest rate swap agreements.
Prior to the 2019 Brookfield Transaction on May 8, 2019, Teekay held 15.5 million common unit warrants issued by Teekay Offshore to Teekay in connection with the 2017 Brookfield Transaction (or the Brookfield Transaction Warrants) and 1,755,000 warrants to purchase common units of Teekay Offshore issued to Teekay in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants). In May 2019, Teekay sold to Brookfield all of the Company’s remaining interests in Teekay Offshore, which included, among other things, both the Brookfield Transaction Warrants and Series D Warrants. During the periods from April 1, 2019 to May 8, 2019 and January 1, 2019 to May 8, 2019, we recognized unrealized gains of $24.6 million and $26.9 million, respectively, on the Brookfield Transaction Warrants and Series D Warrants and as a result of the sale of the Warrants to Brookfield, we recognized a realized loss of $25.6 million during the same periods. During the three and six months ended June 30, 2018, we recognized unrealized gains $6.0 million and $4.4 million, respectively, on the Brookfield Transaction Warrants, and unrealized gains of $0.2 million and $0.1 million, respectively, on the Series D Warrants. Please read “Financial Statements: Note 12 – Financial Instruments.”
Foreign Exchange (Loss) Gain. Foreign currency exchange losses were $5.9 million and $8.5 million, respectively, for the three and six months ended June 30, 2019, compared to gains of $12.5 million and $12.6 million, respectively, for the same periods in the prior year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, finance leases and restricted cash for financial reporting purposes and the realized losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three and six months ended June 30, 2019, foreign currency exchange losses include realized losses of $1.1 million (2018 – $1.8 million) and $2.5 million (2018 – $3.2 million), respectively, and unrealized losses of $0.1 million (2018 – losses of $16.6 million) and $2.1 million (2018 – gains of $5.8 million), respectively, on our cross currency swaps, and unrealized losses of $3.9 million (2018 – gain of $14.9 million) and $4.5 million (2018 – loss of $2.6 million), respectively, on the revaluation of our NOK-denominated debt.
Loss on deconsolidation of Teekay Offshore. During the six months ended June 30, 2018, we recognized a loss of $7.1 million on the deconsolidation of Teekay Offshore. Please read “Financial Statements: Note 4 – Related Party Transactions".
Other (loss) income. Other loss was $11.1 million for the three and six months ended June 30, 2019 compared to income of $0.5 million and a loss of $0.4 million for the three and six months ended June 30, 2018, respectively. Other loss for the three and six months ended June 30, 2019 was primarily due to losses on the repurchase of 2020 Notes.
Income Tax Expense. Income tax expense was $3.4 million and $8.4 million for the three and six months ended June 30, 2019, respectively, compared to $8.7 million and $12.9 million for the same periods in the prior year. The decrease for the three and six months ended June 30, 2019 compared to the same periods in the prior year was primarily due to decreases in freight tax accruals in 2019.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use certain of our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. As at June 30, 2019, Teekay Corporation’s total consolidated cash and cash equivalents were $235.2 million, compared to $424.2 million at December 31, 2018. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents, undrawn credit facilities and the undrawn portion of a loan, which is determined based on certain borrowing criteria, to finance Teekay Tankers' pool management operations, was $643.7 million as at June 30, 2019 and $724.7 million as at December 31, 2018.

Our revolving credit facilities and term loans are described in “Item 1 – “Financial Statements: Note 9 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into new lines of business.

The Company's long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and five loan agreements require the maintenance of vessel market value to loan ratios. As at June 30, 2019, these vessel market value to loan ratios ranged from 135% to 511% compared to their minimum required ratios of 115% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by us, based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier or conventional tanker markets could negatively affect our compliance with these ratios. Two of Teekay Tankers’ term loans, which are scheduled to mature between January 2021 and August 2021 are guaranteed by Teekay. One of the term loans contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) and undrawn committed revolving credit lines with at least six months to maturity of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt Teekay LNG and its subsidiaries and Teekay Tankers and its subsidiaries which is non-recourse to Teekay). The other term loan requires Teekay and Teekay Tankers collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of Teekay LNG). Certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth, and minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million, and not to exceed a maximum level of financial leverage. As at June 30, 2019, the Company was in compliance with all covenants under its credit facilities, finance leases and other long-term debt.

The indenture that governs our 2022 Notes (further described in the Teekay Parent section below) contains covenants that, among other things, include certain financial covenants and certain restrictions on our and the guarantors’ ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our equity interests; prepay, redeem or repurchase certain debt; issue certain preferred stock or similar equity securities; make investments; sell assets; incur liens, including the granting of any lien on any of the 2022 Note collateral, or further pledging any of the 2022 Note collateral as security, subject to permitted liens; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of our assets. The indenture also provides that under specific circumstances we may be required to offer to use all or a portion of the net proceeds of sales of our FPSO units or sales of Class B common stock of Teekay Tankers consummated prior to a specified date to repurchase 2022 Notes at a premium. The indenture further provides that we may be required under certain circumstances to offer to use all or a portion of the net proceeds of certain asset sales (other than a sale of an FPSO unit or shares of Class B common stock of Teekay Tankers prior to the specified date) to repurchase 2022 Notes.

The consolidated annual long-term debt principal repayments, excluding payments made on our obligations related to finance lease, required to be made by us subsequent to June 30, 2019 are $120.1 million (remainder of 2019), $703.8 million (2020), $826.8 million (2021), $373.1 million (2022), $339.0 million (2023) and $528.4 million (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps and forward freight agreements to manage currency, interest rate and spot tanker rates.

Teekay Parent
Teekay Parent primarily owns an equity ownership interest in the Controlled Daughter Entities, owns 100% ownership interests in the general partner and incentive distribution rights relating to Teekay LNG and three FPSO units, provides management services to the Controlled Daughter Entities, Teekay Offshore and other third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Controlled Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Teekay Offshore). As at June 30, 2019, Teekay Parent’s total cash and cash equivalents was $74.9 million, compared to $220.7 million at December 31, 2018. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $186.8 million as at June 30, 2019, compared to $333.4 million as at December 31, 2018.

In May 2019, Teekay Parent sold to Brookfield all of its remaining interests in Teekay Offshore for $100 million, which included, among other things, a $25 million loan. We recognized a loss on sale of $8.9 million on completion of the transaction in May 2019.

In May 2019, Teekay Parent completed a private offering of $250 million in aggregate principal amount of the 2022 Notes. The 2022 Notes are guaranteed on a senior secured basis by certain of our subsidiaries and are secured by first-priority liens on two of our FPSO units, a pledge of the equity interests of our subsidiary that owns all of our common units of Teekay LNG and all of our Class A common shares of Teekay Tankers and a pledge of the equity interests in our subsidiaries that own Teekay Parent's three FPSO units.

During the first quarter of 2019, Teekay Parent repurchased $10.9 million in aggregate principal amount of its 2020 Notes. In April 2019, Teekay Parent commenced a cash tender offer (or the Offer) to purchase any and all of the 2020 Notes for cash consideration of $1,032.50 (for notes tendered in the early tender period) or $982.50 (for notes tendered after the early tender period) per $1,000 in principal amount of 2020 Notes. In May 2019, Teekay Parent completed the Offer and purchased $460.9 million in aggregate principal amount of the 2020 Notes. Teekay Parent funded the Offer with a combination of the net proceeds from its issuance of 2022 Notes, the proceeds from the 2019 Brookfield Transaction, and our existing cash. We recognized a loss of $10.7 million on the repurchase of the 2020 Notes in the second quarter of 2019. For more information, please read "Item 1 - Financial Statements: Note 9 – Long-Term Debt."

In connection with the offering of the 2022 Notes and the Offer, our Board of Directors approved the elimination of the quarterly dividend on Teekay’s common stock commencing with the quarter ended March 31, 2019.

In April 2019, Teekay filed a continuous offering program (or COP) under which Teekay may issue shares of its common stock, at market prices up to a maximum aggregate amount of $63.0 million. No shares of common stock have been issued under this COP as of June 30, 2019.

In January 2018, Teekay Parent completed a private offering of $125 million in aggregate principal amount of 5% Convertible Senior Notes due 2023 (Convertible Notes), raising net proceeds of approximately $121.0 million. The Convertible Notes are convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by us beyond the current quarterly rate of $0.055 per share of common stock, other distributions of Teekay Parent’s common stock, other securities, assets or rights to Teekay Parent’s shareholders or certain Teekay Parent tender or exchange offers. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or following any notice of optional redemption given by Teekay Parent, Teekay Parent will, under certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or for Convertible Notes that are surrendered for conversion following such notice of redemption.

Teekay Parent's equity margin revolving credit facility is secured by common units of Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay Parent, and until the 2019 Brookfield Transaction was also secured by common units of Teekay Offshore owned by Teekay Parent. The facility was amended in December 2018, which extended the maturity date of the facility from December 2018 to December 2020 and decreased the aggregate potential borrowings from $200 million to $150 million. In addition, Teekay Parent pledged additional common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers as collateral. As of June 30, 2019, Teekay Parent did not have any amounts drawn on this facility, and had $111.9 million available to be drawn based on the value of the collateral as of that date. As a result of the 2019 Brookfield Transaction, the equity margin revolving facility is no longer secured by common units of Teekay Offshore.

Teekay Parent has guaranteed obligations of Teekay Tankers pursuant to certain of its credit facilities. As at June 30, 2019, the aggregate outstanding balance on such credit facilities was $155.8 million.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings following the 2019 transactions described above, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG
Teekay LNG's business strategy is to employ a substantial majority of its vessels on fixed-rate contracts, primarily with large energy companies and their transportation subsidiaries.

Teekay LNG's primary liquidity needs for the remainder of 2019 through 2020 include payment of its operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, its quarterly distributions, including payments of distributions on its Series A and Series B Preferred Units and common units and funding any common unit repurchases Teekay LNG may undertake. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from debt financings and dividends that it expects to receive from its equity-accounted joint ventures. For the next 12 months, Teekay LNG expects that its existing liquidity, combined with the cash flow Teekay LNG expects to generate from its operations and receive as dividends from its equity-accounted joint ventures, will be sufficient to finance the majority of its liquidity needs, including the equity portion of its committed capital expenditures.

Teekay LNG's remaining liquidity needs include the requirement to refinance certain of its loan facilities and bonds maturing during 2020. Teekay LNG already has committed debt financing in place for all of its existing growth projects, including its three remaining ARC7 LNG carriers under construction for the Yamal LNG Joint Venture and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain.

Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financing and other debt, as well as its ability to raise debt or equity financing through public or private offerings.

As at June 30, 2019, Teekay LNG's consolidated cash and cash equivalents were $124.9 million, compared to $149.0 million at December 31, 2018. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $337.4 million as at June 30, 2019, compared to $324.6 million as at December 31, 2018.

As at June 30, 2019, Teekay LNG had a working capital deficit of $287.7 million. This working capital deficit primarily arose from $402.5 million of long-term debt being classified as current at June 30, 2019 relating to scheduled maturities and repayments in the 12 months following June 30, 2019. Scheduled maturities include $165.8 million under credit facilities maturing in June 2020 and $117.2 million for Teekay LNG's NOK bonds maturing in May 2020. Teekay LNG expects to repay the $165.8 million of credit facilities due in June 2020 with the proceeds from the sale of two LNG carriers, which the existing charterer is obligated to purchase between November 2019 and February 2020. Teekay LNG expects to manage its remaining working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, debt refinancings, and, to a lesser extent, existing undrawn revolving credit facilities. As at June 30, 2019, Teekay LNG had available liquidity from undrawn revolving credit facilities of $212.5 million.

As part of its balanced capital allocation strategy, Teekay LNG increased its quarterly cash distributions on common units by 36% in 2019 from $0.14 per common unit to $0.19 per common unit commencing with the quarterly distribution paid in May 2019.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, and capital raised through financing transactions. As at June 30, 2019, Teekay Tankers' total consolidated cash and cash equivalents were $35.4 million, compared to $54.9 million at December 31, 2018. Teekay Tankers' cash balance as at June 30, 2019 decreased primarily as a result of higher net prepayments on its long-term debt.

Teekay Tankers' total liquidity, including cash, cash equivalents and undrawn credit facilities was $119.5 million as at June 30, 2019, compared to $66.7 million as at December 31, 2018. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations based on an expected tanker market recovery, existing cash and cash equivalents and undrawn short-term and long-term borrowings, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers' short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of its obligations related to finance leases, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and repayment of its loan facilities and obligations related to finance leases. Generally, Teekay Tankers expects that its long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels.

In May 2019, Teekay Tankers completed a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers. Each vessel will be leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of Teekay Tankers' loan facilities.

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2019	2018
	$	$
Net operating cash flows	178,924	110,434
Net financing cash flows	(357,005)	215,622
Net investing cash flows	(4,675)	(333,204)

Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of our FPSO units include incentives based on oil prices, changes in global oil prices during recent years have also impacted our operating cash flows.

Consolidated net cash flow from operating activities increased to $178.9 million for the six months ended June 30, 2019, from $110.4 million for the six months ended June 30, 2018. This increase was primarily due to a $103.4 million increase in income from operations (before depreciation, amortization, asset impairments and the amortization of in-process revenue contracts) of our businesses. For a further discussion of changes in income from operations from our businesses, please read “Results of Operations.” In addition, there was a $4.5 million increase in dividends received from joint ventures and a $4.1 million increase in cash flows from changes to non-cash working capital. These increases were partially offset by an increase in cash outflows of $21.7 million in dry-dock expenditures for the six months ended June 30, 2019, compared to the corresponding period of 2018. In addition, interest expense, including realized losses on interest rate swaps and cross currency swaps, increased by a net amount of $21.8 million for the six months ended June 30, 2019, compared to the corresponding period of 2018, primarily due to interest incurred by Teekay LNG on the debt and obligations related to the deliveries of new LNG carriers and by Teekay Tankers on the debt and obligations related to their finance leases on certain vessels.

Financing Cash Flows
The Controlled Daughter Entities hold all of our liquefied gas carriers (Teekay LNG) and all of our conventional tanker assets (Teekay Tankers). Historically, the Controlled Daughter Entities and, prior to the 2019 Brookfield Transaction, Teekay Offshore, have distributed operating cash flows to their owners in the form of distributions or dividends. Teekay Parent did not complete any issuances of new equity to the public in the six months ended June 30, 2019, compared to $103.7 million in the same period last year. Teekay LNG received $158.7 million from the sale-leaseback financing transaction completed on the Yamal Spirit in the six months ended June 30, 2019, compared to $243.8 million in the same period last year from the sale-leaseback financing transactions completed for the Magdala and Myrina. Teekay Tankers received $63.7 million from the sale-leaseback financing transactions completed on the Aspen Spirit and Cascade Spirit in the six months ended June 30, 2019.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net payments on long-term debt, which is the proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $382.7 million in the six months ended June 30, 2019 compared to net proceeds from the issuance of long-term debt of $113.9 million in the same period last year. Scheduled debt repayments decreased by $54.3 million in the six months ended June 30, 2019, compared to the same period last year.

Investing Cash Flows
During the six months ended June 30, 2019, we received $100.0 million from Brookfield from the sale of our remaining interests in Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 – Related Party Transactions). We incurred capital expenditures for vessels and equipment of $89.1 million (net of $45 million received from a shipyard related to warranty claims on certain vessels), primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay LNG contributed $15.6 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture.

During the six months ended June 30, 2018, we incurred capital expenditures for vessels and equipment of $315.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments in Teekay LNG. Teekay Parent advanced $25.0 million to Teekay Offshore in the form of a senior unsecured revolving credit facility (which was purchased by Brookfield in 2019). Teekay LNG received proceeds of $54.4 million from the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture. Teekay LNG contributed $27.1 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture. Teekay incurred a net $25.3 million cash outflow as a result of cash balances of Transferred Subsidiaries which were sold to Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 – Related Party Transactions).
CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at June 30, 2019:

		Remainder of					Beyond
	Total	2019	2020	2021	2022	2023	2023
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	357.5	—	117.2	140.7	—	99.6	—
Scheduled repayments of long-term debt (1)(3)	690.6	66.6	128.2	98.0	86.9	80.1	230.8
Repayments on maturity of long-term debt (1)(3)	833.5	3.4	320.8	172.4	5.0	34.3	297.6
Scheduled repayments of obligations related to finance leases (4)	1,895.4	68.0	134.9	133.6	132.3	131.2	1,295.4
Commitments under operating leases (5)	291.5	23.9	47.7	47.6	35.0	11.8	125.5
Newbuildings installments/shipbuilding supervision (6)	410.3	359.7	9.7	27.2	13.7	—	—
	4,478.8	521.6	758.5	619.5	272.9	357.0	1,949.3
Teekay Tankers
Scheduled repayments of long-term debt (7)	164.6	50.8	101.8	12.0	—	—	—
Repayments on maturity of long-term debt (7)	448.3	15.0	—	402.1	31.2	—	—
Scheduled repayments of obligations related to finance leases (8)	426.9	12.1	25.4	27.3	29.5	31.9	300.7
Chartered-in vessels (operating leases) (9)	57.8	20.3	31.0	6.5	—	—	—
	1,097.6	98.2	158.2	447.9	60.7	31.9	300.7
Teekay Parent
Bond repayments (10)	411.7	—	36.7	—	250.0	125.0	—
Chartered-in vessels (operating leases) (11)	168.9	29.8	52.6	51.5	20.1	9.2	5.7
Asset retirement obligation (12)	28.7	—	28.7	—	—	—	—
	609.3	29.8	118.0	51.5	270.1	134.2	5.7
Total	6,185.7	649.6	1,034.7	1,118.9	603.7	523.1	2,255.7

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2019.

(2)
Excludes expected interest payments of $11.3 million (remainder of 2019), $19.5 million (2020), $11.3 million (2021), $6.1 million (2022) and $2.9 million (2023). Expected interest payments are based on NIBOR at June 30, 2019, plus margins that range up to 6.0%, as well as the prevailing U.S. Dollar/NOK exchange rate as of June 30, 2019. The expected interest payments do not reflect the effect of the related cross currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(3)
Excludes expected interest payments of $25.2 million (remainder of 2019), $40.4 million (2020), $27.1 million (2021), $21.6 million (2022), $19.3 million (2023) and $63.2 million (beyond 2023). Expected interest payments are based on the existing interest rates (fixed-rate loans), LIBOR or EURIBOR at June 30, 2019, plus margins on debt that has been drawn that range up to 3.25% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of its variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in Teekay LNG's equity-accounted joint ventures.

(4)	Includes, in addition to lease payments, amounts Teekay LNG is required to pay to purchase the leased assets at the end of their respective lease terms.

(5)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $207.2 million under those leases from the remainder of 2019 to 2029.

(6)
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG carrier newbuildings, two of which delivered in 2018, one delivered in June 2019, with the remaining three expected to be delivered during the remainder of 2019. As at June 30, 2019, Teekay LNG's 50% share of the estimated remaining costs for the three remaining newbuildings totaled $294.2 million, of which the Yamal LNG Joint Venture had secured undrawn financing of $273.3 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of June 30, 2019.

The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement, which is expected to commence in the second half of 2019, with an estimated fully-built up cost of approximately $906 million. As at June 30, 2019, Teekay LNG's 30% share of the estimated remaining costs is $55.5 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $27.8 million based on Teekay LNG's proportionate share as of June 30, 2019.
In June 2019, Teekay LNG entered into an agreement with a contractor to supply equipment on certain of Teekay LNG's LNG carriers in 2021 and 2022, for an estimated installed cost of approximately $61 million.

(7)
Excludes expected interest payments of $12.7 million (remainder of 2019), $21.7 million (2020), $10.5 million (2021) and $0.8 million (2022). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 3.50% at June 30, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(8)	Excludes imputed interest payments of $16.3 million (remainder of 2019), $31.0 million (2020), $28.9 million (2021), $26.7 million (2022), $24.3 million (2023) and $76.0 million (beyond 2023).

(9)
Excludes payments required if Teekay Tankers executes options to extend the terms of in-chartered leases signed as of June 30, 2019. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, Teekay Tankers would expect total payments of $21.1 million (remainder of 2019), $36.6 million (2020), $25.5 million (2021) and $5.3 million (2022).

(10)
Excludes expected interest payments of $16.2 million (remainder of 2019), $30.9 million (2020), $29.4 million (2021), $17.8 million (2022) and $0.3 million (2023). Expected interest payments are based on the existing interest rate for fixed-rate loans at 9.25%, 8.5% and 5.0%, and the existing interest rate for the variable-rate loan that is based on LIBOR plus a margin which was 3.95% as at June 30, 2019. Expected interest payments and the repayment amounts give effect to the purchase of the 2020 Notes and the issuance of the 2022 Notes in May 2019.

(11)
Teekay Parent in-charters two FSO units and two shuttle tankers from Teekay Offshore. One of the FSO units are on back-to-back out-charters to third parties. One of the FSO units and the two shuttle tankers are part of the service contracts of the Petrojarl Banff FPSO unit and the Petrojarl Foinaven FPSO unit, respectively.

(12)
Teekay Parent has an asset retirement obligation (or ARO) relating to the sub-sea production facility associated with the Petrojarl Banff FPSO unit operating in the North Sea. This obligation generally involves the costs associated with the restoration of the environment surrounding the facility and removal and disposal of all production equipment. This obligation is expected to be settled at the end of the contract under which the FPSO unit currently operates. We expect that the ARO will be covered in part by contractual payments of $7.8 million, presented in other non-current assets on our balance sheets, to be received from FPSO contract counterparties.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 22 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2018.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.
Goodwill
Based on conditions that existed at June 30, 2019, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and six months ended June 30, 2019, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities, including vessel acquisitions;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•	our ability and plans to obtain financing for new and existing projects, refinance existing debt obligations and fulfill our debt obligations;

•
conditions and fundamentals of the markets in which we operate, including the balance of supply and demand in these markets and spot tanker charter rates and oil production and competition for providing services;

•	our expectations regarding tax liabilities and classifications;

•	our expectations as to the useful lives of our vessels;

•	our future growth prospects;

•	the impact of future changes in the demand for and price of oil, and the related effects on the demand for and price of natural gas;

•	our expectations as to anticipated improvements to pipeline capacity to the U.S. Gulf coast and its effect on U.S. crude exports;

•	expected costs, capabilities, completion and delivery dates of newbuildings, acquisitions and conversions, and the commencement of any related charters or other contracts;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter or on a short-term charter contract;

•	our expectations regarding the ability of our other customers to make charter payments to us, and the ability of our customers to fulfill purchase obligations at the end of charter contracts;

•	the expected timing of deliveries of the three remaining ARC7 LNG carrier newbuildings in the Yamal LNG Joint Venture;

•	the expected timing of delivery of an Aframax tanker under time charter-in contract;

•	the expected timing and cost relating to the additional equipment to be installed for certain of Teekay LNG's LNG carriers;

•	the expected ability of Awilco LNG ASA (or Awilco) to fulfill the purchase obligation relating to two of Teekay LNG's LNG carriers completing charters with Awilco in 2019;

•	the future resumption of a LNG plant in Yemen operated by YLNG and payment of deferred amounts for Teekay LNG's two 52%-owned vessels on charter to YLNG;

•	our expectations regarding the schedule and performance of the receiving and regasification terminal in Bahrain, which will be owned and operated by the Bahrain LNG Joint Venture;

•	Teekay LNG's novation and continued charter of the Magellan Spirit;

•	the future valuation or impairment of our assets, including our FPSO units and goodwill;

•
our expectations and estimates regarding future charter business, with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative and other contracts to fulfill their contractual obligations;

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business and the effect of IMO 2020;

•	expected uses of proceeds from vessel or securities transactions;

•	the expectations as to the chartering of unchartered vessels;

•
our hedging activities relating to foreign exchange, interest rate and spot market risks, and the effects of fluctuations in foreign exchange, interest rate and spot market rates on our business and results of operations;

•	our expectations regarding pattern of expense recognition of chartered-in vessels;

•	the potential impact of new accounting guidance; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated improvements to pipeline capacity to the U.S. Gulf coast and its effect on U.S. crude exports; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; potential delays or cancellations of anticipated vessel delivery; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; the effects of the effectiveness of the IMO's 2020 fuel regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for FPSOs, LNG or LPG carriers; effects of the issuance of additional shares of common stock and other equity securities on cash distributions by the Controlled Daughter Entities; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; potential inability to obtain charters; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to interest rate and currency exchange rate fluctuations; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; potential delays or cancellation of the Yamal LNG Joint Venture’s project located on the Yamal Peninsula in Northern Russia; the potential inability of customers to make payments under charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2018. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES
JUNE 30, 2019
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 11c – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factor included below, the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 and the risk factors discussed in our Report on Form 6-K dated May 1, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
As a Marshall Islands corporation, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.
Finance ministers of the European Union (or EU) rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Various countries, including the Republic of the Marshall Islands, are currently on the blacklist. Bermuda has been removed from the list. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. In July 2019, the Registrar of Corporations for the Republic of the Marshall Islands announced that the Republic of the Marshall Islands expects to be removed from the blacklist following the September and October meetings of the EU Code of Conduct Group and the Economic and Financial Affairs Council. However, it is not assured that such removal will occur at that time, or at all.
The effect of the EU blacklist, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial condition and operating results.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
Our 2019 Annual Meeting of Shareholders was held on June 10, 2019. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2022	Votes For	Votes Against or Withheld	Shares which Abstained	Broker Non-Votes
Peter Antturi	44,814,041	734,558	N/A	N/A
David Schellenberg	40,943,265	4,605,334	N/A	N/A
Item 6 - Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213213) FILED WITH THE SEC ON AUGUST 19, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231003) FILED WITH THE SEC ON APRIL 24, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: August 12, 2019	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)